SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2022 to December 31, 2022)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I.	Corporate purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business, electrical construction business and fire protection facility business

9.	Real estate and housing business

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.

Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Information securities, any and all other business in the field of identification service

27.	Activities of management consultancy

28.	Warehousing and storage

29.	Total construction business

30.	Specialized design services

31.	Freight Transportation Business, Cargo Transportation Intermediation Business

32.	Manufacturing and sales of medical device

33.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing

34.	Personal information management business and ancillary work

35	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

2.	History

A.	Changes since Incorporation

(1)	Date of Incorporation: December 10, 1981

(2)	Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3)	Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•

At the annual general shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual general shareholders’ meeting held on March 16, 2012.

•

At the annual general shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•

At the annual general shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service.

•

Mr. Chang-Gyu Hwang was re-elected as the CEO and President of KT at the annual general shareholders’ meeting held on March 24, 2017. KT’s shareholders approved the addition of fire protection facility business, electrical system design business, activities of management consultancy, and warehousing & storage

•

At the annual general shareholders’ meeting held on March 23, 2018, KT’s shareholders approved the addition of electrical safety management agent business. They also approved the Total construction business for Clarification of Business Purpose and Specialized design services for Business Area Expansion.

•	Mr. Hyeon-Mo Ku was elected as the Representative Director of KT at the annual general shareholders’ meeting held on March 30, 2020.

•

At the annual general shareholders’ meeting held on March 31, 2021, KT’s shareholders approved the addition of “My data” business on the Article of Incorporation. They also approved change in notification and diversification of shareholders return method.

3.	Total Number of Shares and Related Matters

A.	Status of Capital Increase/Decrease (As of December 31, 2022) (Unit: KRW million, Shares)

There has been no change in capital stock for the past 5 business years.

Type of Stock	Category	41th (The end of 2022)	40th (The end of 2021)	39th (The end of 2020)
Common Stock	Current Number of Issued Shares	261,111,808	261,111,808	261,111,808
	Par value	0.005	0.005	0.005
	Capital Stock	1,564,499	1,564,499	1,564,499
Preferred Stock	Current Number of Issued Shares
	Par value
	Capital Stock
Others	Current Number of Issued Shares
	Par value
	Capital Stock
Total	Capital Stock	1,564,499	1,564,499	1,564,499

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
—	—	—	—	—	—	—

B.	Total Number of Shares (As of December 31, 2022) (Unit: Shares)

Category		Type of Shares		Total
		Common shares	Preferred shares
I. Total Number of Authorized Shares		1,000,000,000	—	1,000,000,000
II. Total Number of Issued Shares		312,899,767	—	312,899,767
III. Total Number of Reduced Shares		51,787,959	—	51,787,959
Details of Reduced Shares	1. Reduction of Capital	—	—	—
	2. Share Retirement	51,787,959	—	51,787,959
	3. Redemption of Redeemable Shares	—	—	—
	4. Other	—	—	—
IV. Current Number of Issued Shares (II – III)		261,111,808	—	261,111,808
V. Number of Treasury Shares		5,069,130	—	5,069,130
VI. Current Number of Issued and Outstanding Shares		256,042,678	—	256,042,678

C. Acquisition and Disposal of Treasury Shares (As of December 31, 2022) (Unit: Shares)

Method of Acquisition		Type of Shares	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the- Counter	Common shares	25,303,662	—	20,234,532	—	5,069,130
		Preferred shares	—	—	—	—	—
	Exchange- Traded	Common shares	—	—	—	—	—
		Preferred shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common shares			—	—
		Preferred shares	—	—	—	—	—
Total		Common shares	25,303,662		20,234,532	—	5,069,130
		Preferred shares	—	—	—	—	—

•	The above “Beginning of Term” means as of January 1, 2022 and “End of Term” means as of December 31, 2022, which is the most recent date of shareholder registry.

•	Details of trust agreement of treasury shares after the base date (From January 1, 2022 to December 31, 2022) are as follows :

- To enhance shareholder’s value, KT decided to enter into a trust agreement for the acquisition of treasury Shares

[Treasury shares acquisition through a trust agreement with Shinhan Securities Co., Ltd.]

- Contract Amount : KRW 300 billion

- Contract Period : From February 10, 2023 to August 9, 2023

- Decision to Retire Treasury Shares : A total of KRW 100 billion out of KRW 300 billion worth of treasury shares to be purchased through a trust contract will be retired

- Expected date of retirement : August 10, 2023

II. Business Details

1.	(Manufacturing Service) Business Overview

Each division of KT is distinguished by a separate legal entity that provides independent services and products, and the business of each affiliated company is categorized into (1) ICT that provides wireless and wired communication/convergence services, (2) Finance business that provides credit card services, (3) Satellite broadcasting services, (4) Real estate business utilizing KT’s assets, and (5) Other businesses carried out by subsidiaries including content, information technology, global business, and others.

Revenue by division (Unit: KRW million)

Division	FY2022		FY2021		FY2020
	Revenue	Proportion	Revenue	Proportion	Revenue	Proportion
ICT	18,289,243	59.4%	18,387,434	63.0%	17,879,281	64.0%
Finance	3,613,981	11.7%	3,525,211	12.1%	3,343,010	12.0%
Satellite Broadcasting	704,928	2.3%	655,354	2.2%	660,404	2.4%
Real Estate	485,056	1.6%	335,373	1.1%	359,954	1.3%
Other	7,708,737	25.0%	6,283,023	21.5%	5,700,724	20.4%

Sum	30,801,945	100.0%	29,186,395	100.0%	27,943,373	100.0%

Cons’ Adjustment	(5,151,934)	—	(4,288,390)	—	(4,026,706)	—
Total	25,650,011	—	24,898,005	—	23,916,667	—

Financial statements for the 41st, 40th, and 39th fiscal years are in accordance with K-IFRS No. 1116

A.	ICT : KT

KT operates wireless communications services for individual and corporate customers such as wireless communications, high-speed Internet, and corporate lines, pay TV services such as IPTV, and platform-based B2B businesses such as IDC, Cloud, and AI/DX. KT declared its change into a digital platform company (DIGICO) in 2020 and is accelerating innovation from various businesses such as media, finance, and B2B to customer-centered platforms. Based on the solid performance growth of Telco business in 2021, we are striving for the growth of B2B+DIGICO business.

B.	Satellite TV : Skylife

KT Skylife is leading the domestic HD broadcasting service market by commercializing H.264 based multi-channel HD for the first time in Korea. It is launching Korea’s largest UHD multi-channel service and reflecting customer trends that aim for rational consumption with ‘30% discount home combination’ products. In October 2020, it launched ‘SkyLife Mobile’, an affordable phone service, and started selling three types of combined products (TPS) including affordable phones, satellite broadcasting, and the Internet.

On September 30, 2021, KT completed the acquisition of Hyundai HCN, a comprehensive wired broadcasting operator, and expanded its wired subscriber base. Skylife TV, a subsidiary of KT Skylife, is a broadcasting channel user operator and has 12 channels including the representative channel ENA.

C.	Real Estate: KT Estate

In 2022, the real estate business achieved KRW 485.1 billion, an increase of KRW 149.7 billion (44.6%) from the previous year. The performance of Novotel, Ibis, and Sofitel hotels grew significantly compared to the previous year, affected by the endemic, and the opening of Le Meridien in Myeongdong and Moxy in November contributed to sales and profit growth. Profit recorded KRW 1.19 trillion, an increase of KRW 776 billion (188.7%) compared to the previous year.

KT Group’s real estate business continues to pursue stable growth through an asset-focused business strategy and periodic portfolio strategy updates that reflect real estate market fluctuations, product selection, maximizing asset value and creating new spaces that reflect innovative ICT technology.

D.	Other Businesses (Commerce, Advertisements, etc.)

•

Genie Music, through the music platform ‘Genie’, provides customers with high quality music service. It also provides differentiated services by applying AI curation technology based on music listening history, for the first among domestic music streaming platforms, and provides various and wide content services through the original audio and live performance platform ‘STAYG’.

•

KT SAT’s satellite service business is a business that secures satellites and provides services to generate revenue by using orbit and frequency allocated by the government. It provides satellite services using a total of four self-owned satellites and overseas satellite relay services.

•

KT Alpha (formerly KT HiTel) is expanding the foundation of its commerce business from TV to mobile and creating synergy through the merger (merger date: July 1, 2021) with KT M-house, which has mobile coupon business capabilities. KT Alpha sold all shares of Alpha DX Solution, which it 100% owned, to KTDS (sale date: October 7, 2022).

•

Nasmedia is mainly engaged in internet and mobile, IPTV, and digital out-of-home advertising media sales centered on display advertising. It launched K-Deal, a CPS advertising product based on text, in 2021.

•

KT Studio Genie was established on January 28, 2021, to oversee and lead the group’s media/content business (content production/planning/investment/distribution, etc.), and it has established itself as a studio business operator by broadcasting original content in 2022.

•

kt cloud, which was launched on April 1, 2022, aims to become the best DX specialist company in Korea by strengthening its core competitiveness in IDC and cloud, which is inevitable in the digital era and for KT’s DIGICO strategy.

2.	(Manufacturing Service) Main Products and Services

A.	ICT : KT

Price fluctuations of KT’s mobile plans, IPTV, broad band, fixed-line phones, and combined products are as follows. For more information, please refer to the product service contents on our website(https://product.kt.com). Prices below do not reflect additional discounts.

•	Mobile (Unit : KRW, VAT included)

Plan		Monthly Rate
5G Super Plan Choice	Premium Choice	130,000
	Special Choice	110,000
	Basic Choice	90,000
5G Simple		69,000
5G Simple Plus		61,000
5G Slim		55,000
5G Save		45,000

On September 25th, 2020, KT released the 5G Super Plan Choice, followed by 5G Simple and Save on October 5th, Netflix content on October 28th, a Hyundai Card partnership benefit on June 2nd, 2021, Disney+ content on November 12th, 2021, Samsung Electronics and Woori Card partnership benefits on February 14th, 2022, YouTube Premium content on May 2nd, 2022, and Tving/Genie content on July 1st, 2022. On August 23rd, 2022, KT launched the 5G Slim Plus plan.

•	IPTV(Unit : KRW, VAT included)

-	Revised TV subscription plans to “Choice” plans (June 2nd, 2022)

-	Released new subscription plans: OTV Muse Choice, OTV CEO Choice (June 2nd, 2022)

-	Rebranded to Genie TV (October 4th, 2022)

Plan	Monthly Rate
	No Contract	1 Year Contract	2 Year Contract	3 Year Contract	Broadband bundle
OTV Slim	16,500	15,675	14,850	13,200	11,000
OTV Basic	18,150	17,270	16,390	14,740	12,100
OTV Lite	19,800	18,810	17,820	15,840	13,200
OTV Essence	25,300	24,035	22,770	20,240	16,500
OTV Essence Plus	28,160	26,730	25,300	22,484	18,700
OTV VOD Choice	31,020	29,469	27,918	24,816	20,900
OTV Kids Land Pack Choice	31,020	29,469	27,918	24,816	20,900
OTV Muse Choice	34,540	32,175	29,810	25,080	20,900
OTV Super Pack Choice	36,300	34,540	32,890	29,480	25,300
OTV CEO Choice	47,300	43,450	39,600	31,900	25,300
OTV Netflix Choice HD	37,300	35,265	33,450	29,680	25,500
OTV Netflix Choice UHD	39,800	37,325	35,840	31,680	27,500

Above prices do not include additional costs such as call-out fees.

•	Broadband(Unit : KRW, VAT included)

The following prices do not include additional costs such as equipment (modem) rental fees, call-out fees, etc.

- Prices of new plans in 2022 are as follows.

Plan	Monthly Rate
	No Contract	1 Year Contract	2 Year Contract	3 Year Contract	T/M bundle	Launch Date
Secure Internet Premium	64,900	58,300	52,250	45,650	40,150	7th Jan. 2022
Secure Internet Essence	59,400	52,800	46,750	40,150	34,650	7th Jan. 2022
Secure Internet Basic	50,600	45,100	40,150	34,650	29,150	7th Jan. 2022
Secure Internet Slim	44,000	37,950	32,450	23,650	23,650	7th Jan. 2022
Secure Internet Premium Wifi	73,700	65,450	57,750	45,650	40,150	7th Jan. 2022
Secure Internet Essence Wifi	68,200	59,950	52,250	40,150	34,650	7th Jan. 2022
Secure Internet Basic Wifi	59,400	52,250	45,650	35,750	30,250	7th Jan. 2022
Secure Internet Slim Wifi	52,800	45,100	37,950	24,750	24,750	7th Jan. 2022
Secure Payment Internet Essence	67,100	59,950	52,800	41,800	36,300	2nd Jun. 2022
Secure Payment Internet Basic	58,300	52,250	46,200	36,300	30,800	2nd Jun. 2022
Secure Payment Internet Slim	51,700	45,100	38,500	25,300	25,300	2nd Jun. 2022
Secure Payment Internet Essence Wifi	75,900	67,100	58,300	42,900	37,400	2nd Jun. 2022
Secure Payment Internet Basic Wifi	67,100	59,400	51,700	37,400	31,900	2nd Jun. 2022
Secure Payment Internet Slim Wifi	60,500	52,250	44,000	26,400	26,400	2nd Jun. 2022

- Prices of new plans in 2021 are as follows.

Plan	Monthly Rate
	No Contract	1 Year Contract	2 Year Contract	3 Year Contract		4 Year Contract	5 Year Contract	T/M bundle		Launch Date
GiGA Wi Internet Max 2.5G(ax)	78,100	69,300	60,500	45,650	(*)	—	—	40,150	(*)	5th Mar. 21
GiGA Wi Internet Max 1G(ax)	72,600	63,800	55,000	40,150	(*)	—	—	34,650	(*)	5th Mar. 21
GiGA Wi Internet Max 500M(ax)	63,800	56,100	48,400	35,750	(*)	—	—	30,250	(*)	5th Mar. 21
GiGA Wi Internet Max 100M(ax)	57,200	48,950	40,700	24,750	(*)	—	—	24,750	(*)	5th Mar. 21
Multinet Essence	60,500	53,900	48,400	44,000	(*)	41,250	38,500	38,500	(*)	4th Nov. 21
Multinet Basic	51,700	46,200	41,800	38,500	(*)	35,750	33,000	33,000	(*)	4th Nov. 21
Multinet Slim	45,100	39,600	34,100	27,500	(*)	25,850	24,200	27,500	(*)	4th Nov. 21

(*)

Based on a 3-year contract for GiGA Wi internet plans with maximum speeds of 2.5G/1G/500M, and a TV/Mobile bundle. Based on a 3-year contract for Multi-Net Essence/Basic/Slim plans, and a Multi-Net (TV) bundle.

-	Prices of new plans in 2020 are as follows.

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term		Rate with 3 year term when IPTV, mobile and Broadband are bundled		Launch Date
GiGA Wi Max 2.5G(ac)	78,100	69,300	60,500	45,100	(*)	39,600	(*)	23th June 20
GiGA Wi Max 1G(ac)	72,600	63,800	55,000	39,600	(*)	34,100	(*)	23th June 20
GiGA Wi Max 500M(ac)	63,800	56,100	48,400	35,200	(*)	29,700	(*)	23th June 20
GiGA Wi Max 100M(ac)	57,200	48,950	40,700	24,200	(*)	24,200	(*)	23th June 20

(*)	The price for the 3-year contract and TV/Mobile combination of GiGA Wi internet with speeds of up to 2.5G/1G/500M is the price after applying the GiGA WiFi Buddy launch promotion.

- Broadband plan names have been changed since September 25, 2021.

Classification	AS-IS	TO-BE
Internet only	10 GiGA MAX 10G	Internet Super Premium
	10 GiGA MAX 5G	Internet Premium Plus
	10 GiGA MAX 2.5G	Internet Premium
	GiGA MAX 1G	Internet Essence
	GiGA MAX 500M	Internet Basic
	GiGA MAX 200M	Internet Slim Plus
	GiGA MAX 100M	Internet Slim
WiFi Package	10G MAX 2.5G Plus	Internet Premium WiFi
	GiGA MAX 1G Plus	Internet Essence WiFi
	GiGA MAX 500M Plus	Internet Basic WiFi
	GiGA MAX 100M Plus	Internet Slim WiFi
GiGA Wi internet	GiGA Wi	Internet Wide
Family Secure Package	the Internet plus that reassures the family (10 GiGA Max 2.5G)	Internet Premium WiFi that reassures the family
	the Internet plus that reassures the family (10 GiGA Max 1G)	Internet Essence WiFi that reassures the family
	the Internet plus that reassures the family (10 GiGA Max 500M)	Internet Basic WiFi that reassures the family
	the Internet plus that reassures the family (10 GiGA Max 100M)	Internet Slim WiFi that reassures the family
	the Internet that reassures the family (10 GiGA Max 2.5G)	Internet Premium that reassures the family
	the Internet that reassures the family (10 GiGA Max 1G)	Internet Essence that reassures the family
	the Internet that reassures the family (10 GiGA Max 500M)	Internet Basic that reassures the family
	the Internet that reassures the family (10 GiGA Max 100M)	Internet Slim that reassures the family

•	Fixed Line Telephone Services (Unit : KRW, VAT included)

2020~2021 – No changes occurred.

•	Bundled Rate Plans (Unit : KRW, VAT included)

2022	2021	2020

<2022.02>

● Premium Single Combination Promotion normalized (02.24~)

- Combining 500M or more speed with 5G mobile plans of KRW 80,000+ (LTE plans of KRW 65,890+) in a single line, 25% discount for monthly mobile fees

<2022.04>

● Newlywed combination Promotion normalized (04.01~)

- For engaged or newlywed couples, mobile discounts for upto 6 months without internet

● System improvements for collective contract buildings, reducing return amount of discounts by 100% from requests made after April 2022

● Additional Premium Single Bundle discounts for bundles within CEO Success Pack

<2022.05>

● 5G Premium Family Bundle Teen Discount Promotion (22.05.02~22.10.31)

- If teenagers under 18 and legal guardian’s mobile plans meet all following conditions, teenager gets additional KRW 5,500 (including VAT) monthly discount.

• Joining Premium Family Bundle Discount program

• Using a 5G plan of KRW 80,000 or more

● New discount option for Base plan of Premium Family Bundle

- Internet can be applied to mobile base plans instead

<2022.10>

● More plans to the multi-network Bundle discount program

- Additional products: home phone, internet phone (home and Centrex)

- Discounts are the same as CEO Success Pack Bundle discount.

<2022.11>

● 5G Premium Family Bundle Teen Discount Promotion normalized (11.1~)

- If teenagers under 18 and legal guardian’s mobile plans meet all following conditions, teenager gets additional KRW 5,500 (including VAT) monthly discount.

• Joining Premium Family Bundle Discount program

• Using a 5G plan of KRW 80,000 or more

<2022.12>

● Premium family and single mobile plans will be unified based on a single standard (80,000 KRW+ 5G Plans/65,890KRW+ LTE plans g 77,000KRW+ 5G/LTE plans, including VAT) by unifying the mobile plans provided for Premium Family and Single plans

<2021.04>

● Mobile bundle promotion ‘between friends’

- Equivalent discount benefit as the ‘Mobile bundle pack for my family’ for foreigners of same nationality

<2021.05>

● Renewal of the CEO Success Pack

- Added mobile bundle service

- Integrated VAN billing and relaxation of the discount condition

<2021.08>

● Promotion of the Premium Single bundling package

- 25% discount of the mobile tariff for the service usage of over 500Mbps internet and 5G mobile plan over 80k KRW (65,890 KRW for LTE subscriber)

<2021.10>

● Pre-marriage Bundle Promotion

- Lump sum discount of mobile service for soon to be married or newly married couple for maximum 6 months

<2020.04>

● Renewal of the Internet Telephony Home bundle plan

- Change of the discount amount from 2,200 won to 1,100 won of the Internet Telephony Home bundle plan if bundled with Home Telephony with 3 year term

<2020.06>

● Renewal of the Home Telephony TPS bundle plan within home bundle

- Change of the discount amount from 4,620 won to 1,320 won for grade 8 or higher of the Home Telephony bundle plan if bundled with TPS with 3 year term including IPTV

<2020.07>

● CEO Success Pack launch

B.	Satellite TV – KT Skylife

•	TV (Unit : KRW, VAT Included)

Service Type				2022	2021	2020
Satellite only	Android	sky UHD Family A+	Receiving	12,100	12,100	12,100
			Bundle	8,800	8,800	8,800
		sky UHD Blue A+	Receiving	14,300	14,300	14,300
			Bundle	11,000	11,000	11,000
		sky UHD Green A+	Receiving	12,100	12,100	12,100
			Bundle	8,800	8,800	8,800
	UHD	sky Family+ HD + sky UHD pack	Receiving	12,100	12,100	12,100
			Bundle	8,800	8,800	8,800
	HD	Sky On+ HD	Receiving	8,800	8,800	8,800
			Bundle	8,250	7,700	7,700
OTS	—	UHD OTS Prime Kids Land /Entertainment (19)	Receiving	20,900	20,900	20,900
		UHD OTS Essence (15)	Receiving	16,500	16,500	16,500
		UHD OTS Light (12)	Receiving	13,200	13,200	13,200
		UHD OTS Slim (10)	Receiving	11,000	11,000	11,000
		OTS Prime Kids Land /Entertainment (19)	Receiving	20,900	20,900	20,900
		OTS Essence (15)	Receiving	16,500	16,500	16,500
		OTS Light (12)	Receiving	13,200	13,200	13,200
		OTS Slim (10)	Receiving	11,000	11,000	11,000
		OTS Basic (11)	Receiving	12,100	12,100	12,100

Based on products available as of the end of December 2022
-	Receiving: based on 3-year contract (VAT included)
-	Bundle: based on TV-Internet bundle (VAT included)

•	Broadband (Unit : KRW, VAT Included)

Service Type			2022	2021	2020
Internet	sky 100M	Price	28,050	28,050	28,050
		Bundle	19,800	19,800	19,800
	sky GiGA 200M	Price	30,250	30,250	30,250
		Bundle	22,000	22,000	22,000
	sky GiGA 500M	Price	33,000	33,000	33,000
		Bundle	27,500	27,500	27,500
	sky GiGA 1G	Price	38,500	38,500	38,500
		Bundle	33,000	33,000	33,000

Based on products available as of the end of December 2022
-	Price : based on 3-year contract (VAT included), does not include rental fees, installation fees, etc.
-	Bundle price: based on TV-internet combination (VAT included)
-	AP rental fee discount promotion applied

-	Promotion for a 2,000KRW discount on bundle price for sky 100M and sky Giga 200M applied
-	Direct Secure discount promotion: Additional discount of 8,800 KRW per month for the sky Giga 500M/1G Safe combination product, only available through direct channels (customer center, online)

•	Mobile

SKY Life’s mobile plans are divided into 10,000 KRW data plans, selectable plans, and unlimited plans.

C.	Other Businesses

•	Genie Music
-	Price change of major services Prices of music streaming service products are as follows. (30-day subscription price, based on Web payment. Unit: KRW, VAT excluded)

Service	Type	Product	2022	2021	2020
Music Service	Unlimited Streaming	Data Safe Music Streaming	10,900	10,900	10,900
		Music Streaming(PC+Mobile)	8,400	8,400	8,400
		Smart Music Streaming (Mobile only)	7,400	7,400	7,400
	MP3 Download + Unlimited Streaming	Streaming + 30 Downloads/month	N/A	N/A	10,800
		Streaming + 50 Downloads/month	N/A	N/A	15,000
	MP3 Download	5 Downloads/month	3,000	3,000	3,000
		10 Downloads/month	5,500	5,500	5,500
		30 Downloads/month	N/A	N/A	8,800
		50 Downloads/month	N/A	N/A	12,500
	Streaming by Play Count	1,000 songs	N/A	16,000	16,000
		300 songs	4,800	4,800	4,800
		100songs	1,600	1,600	1,600
		20 songs	800	800	800
Bundle Service	Unlimited Music + e-book	Smart Streaming + e-book (Genie + Millie’s library)	13,000	13,000	—

•	KT CS

(1)	Price change of major services (Unit: KRW)

Item	2022	2021	2019~2020
114 Directory assistance	170 (190 won at Night/Holidays) * all-day surge on Saturday	170 (190 won at Night/Holidays) * all-day surge on Saturday)	120 (140 won at Night/Holidays) * all-day surge on Saturday
Priority Number Assistance	Standard 40,000/month Budget 10,000/month (“Dong” standard)	30,000/month (“Dong” standard)	30,000/month (“Dong” standard)

“Dong” is Korea’s address classification system.

Quotation for contact center services may vary depending on the type of business (inbound, outbound) and industry (government agencies, general enterprises), and it cannot be considered as a single-task service due to the nature of the work. Therefore, the calculation of an average price would not be meaningful. For further detail, please refer to the following.

(2)	Reasons for Price Fluctuation

①	Contact Center Outsourcing:

The outsourcing cost includes direct and indirect labor costs, management costs, and profits. Among them, labor costs account for approximately 85-90% (depending on the client), the largest proportion. The quotation (price) is usually calculated based on the cost per person /month, and it may also be calculated based on PPC (Pay Per Call) depending on the number of responses or processed cases. Since contact centers cannot be regarded as a single-task service due to the nature of the work, the calculation of an average price would not be meaningful. For total outsourcing contact centers, the cost of supporting system management and operation for the leased facilities is added to the calculation. For leased facilities, the unit cost is calculated based on the depreciation expense under the fixed asset method.

②	114 Directory Service:

History of fee increases for 114 directory service is as follows (Unit: KRW)

	2021.2.1	2016.12.01	2003.11.01	2002.05.01
Price	Price increase (Daytime 170, Night/Holidays 190), Additional Service increase (Direct connection 110, indirect connection 80)	Saturday mornings: Weekday rates no longer apply	Price increase (Daytime 120, Night/Holidays 140),	Price increase (80g100, 3 free monthly calls terminated)

Free 114 Directory Assistance provided until 1996 has become paid service from 1997, as a cost recovery measure.

③	Priority Number Directory Assistance

The following are the changes to the priority number directory assistance fees since March 1, 2022 (Unit: KRW)

Service	Details	Before	After 22.3.1
			Standard Industry (1)	Budget Industry (2)
Priority Number Guide Service for Dong (Eup, Myeon*)	Provides priority number guide service to registered district areas	30,000/month	40,000/month	10,000/month
Priority Number Guide Service for Gu (Gun*)	Provides priority number guide service to registered district areas	40,000/month	50,000/month	15,000/month
Priority Number Guide Service for Cities (Metropolitan/Non-metropolitan)	Provides priority number guide service to registered district areas	50,000/month	60,000/month	20,000/month

*	Dong, Gu, Eup, Myeon, and Gun and are types of Korea’s address classification system

Fee exceptions: Standard industry fees for customers with a membership history within one year of the fee change date (March 1, 2022) are based on the previous fees. However, if the service is re-subscribed after one year of termination, new fees will apply.

Budget industry: Designated and operated for unpopular industries with no membership history within one year of the fee change.

④	Distribution

Telecommunications equipment follows pricing policy of the manufacturer. and major telecommunications services follows pricing policy of KT Corporation

•	KT IS

(1)	114 Directory Assistance Price: Daytime 170 KRW, Nighttime/holidays 190 KRW
As of February 1, 2021, the daytime/nighttime/holiday fee increased by 50KRW.

(2)	Priority Number Directory Assistance Price (Unit: KRW, VAT excluded)

Item		2022
	Monthly Fee	Group 1	Group 2	Group 3	Group 4
	City	55,000	53,000	50,000	45,000
	Gu	44,000	42,000	40,000	36,000
Priority Number Directory Assistance	Dong	33,000	31,000	30,000	27,000

The sign-up fee for the Priority Number Information Service is divided into groups based on the service area and industry. Each area is divided into “city”, “district”, and “neighborhood” units, and the industry groups are divided into 1st group (moving centers, rental cars, etc.), 2nd group (flower shops/delivery, water purifier sales, etc.), 3rd group (quick delivery, key repair, etc.), and 4th group (industries outside of the 1st to 3rd groups) in order of high usage rates.

The pricing of the Priority Number Directory Assistance has not undergone any price changes in the last 3 years.

(3)

Other contact center (outsourcing) businesses besides those mentioned above are difficult to view as single services due to their job characteristics, and pricing in the distribution business tends to be determined according to the policies of KT and terminal manufacturers, making it difficult to derive meaningful figures through average pricing calculations.

•	KT M Mobile

KT M Mobile’s mobile plans are divided into device bundle plans of post-paid plans, SIM-only plans, and pre-paid plans.

•	KT Cloud

1)	Cloud

Public

-  On-demand service that provides Cloud-based IT infrastructure (computing/storage/NW, etc.) tailored to client needs, available whenever and as much as needed

-  Offers high performance and stability without concerns for IT procurement, operation, or management

CDN	- Contents Delivery service that delivers large-scale contents in real-time anywhere in the world - Supports 100+ countries and 200,000+ Edge services

Private	- Client-specific Cloud service independently built at client’s location - Provides tailored services optimized for client business environments with high stability and excellent security

Marketplace	- Digital catalog service that curates industry-leading 3rd party solutions to clients’ needs - Provides easy access to solutions that are optimized for clients’ business needs

2)	IDC

Colocation

-  Provides advanced computing infrastructure by directly accessing KT IDC Internet backbone network to improve internet connectivity speed and by providing power, air conditioning, and security infrastructure.

MSP

-  Service where clients outsource the management of their IT systems and various computing infrastructure resources to KT. Includes leasing monitoring tools, IT infrastructure operation and maintenance, migration, consulting, and utilizing KT’s professional personnel, facilities, equipment, and network resources

DC/Infra	- Service that builds and provides customers with customized DC/DR. Formerly classified as On-demand IDC.

Connectivity	- Service that provides connectivity to all services (Neutral IDC/CSP) based on One IDC

3. (Manufacturing Service) Sales

A.	ICT : KT

(1) Performance in terms of revenue (Unit: millions of Korean won, %)

Category	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Service revenue	15,766,188	86.2	15,501,216	84.3	15,086,246	84.4
Merchandise sales	2,523,055	13.8	2,886,218	15.7	2,793,035	15.6
Total	18,289.243	100.0	18,387,434	100.0	17,879,281	100.0

(2) Sales Organization and Channels

Sales organization

<B2C>

<B2B>

Sales Channels

<B2C>

<B2B>

(3) Methods and Conditions of Sales

KT provides our products and services to customer through the sales organization and channel as above, basically, customers pay the service charges with cash, bank direct debit bill and credit card. In addition to monthly service fee, customers must pay the equipment rental fee and installment fee as well.

For the B2B business, the supply conditions and service fees are determined via a negotiation with enterprise customers.

(4) Sales Strategy

(a) Mobile Service

•	Device leadership : Differentiate wireless experience with pre-emptive adoption of differentiated 5G/LTE smartphones and new forms of emerging devices.

•	Network quality differentiation : 5G first C-DRX Application and 5G network quality based on edge communication center, tight national network LTE-A Network.

•	Innovative rate plans : ‘5G Choice plan’ to offer unlimited data and worldwide data roaming, and LTE data ON providing unlimited data across all plans

•	Segment marketing : Introducing products exclusively for young customers such as Y super pan, Y24 and providing premium single bundled rate plan optimized for single-person households

•

Loyalty program : A variety of mobile phone replacement programs and installment plans, including industry-leading membership benefits, long-term customer special benefits, and rental services to reduce inconvenience in device replacement.

•

Differentiated service : The CS system optimized for smartphones, the benefits of reducing telecommunication charge through affiliated cards, differentiated mobile phone insurance products, and ‘Dual Number’ service to use 2 phone numbers in 1 phone.

(b) Broadband Internet Service

•	Lead the market with preemptive GiGA infrastructure investment and service quality enhancement

•	Expand sales synergy by bundling products between telco(5G, IPTV, etc.) and non-telco(CCTV, IoT, etc.) services

•	Broaden internet business coverage such as low cost market with skylife internet resale

•	Provide the optimized wireless internet environment through introducing advanced WiFi devices such as ‘GiGA WiFi home ax’, ‘GiGA WiFi Buddy ax’, ‘GiGA WiFi Premium 6E’, etc.

•	Offer the customized services for specific segments based on the customer behavior analysis to enhance customer convenience

•	Expand the product lineups including bundling, WiFi devices for small business owners

•	Acquire a number of broadband lines by winning the B2B/B2G orders e.g. mobile internet infrastructure installment business.

(c) Telephone Service

•	Preemptive care activities to minimize customer churn :

•	Uncombined customers using the Internet and TV products : Service bundling propulsion

•	Customers who need home telephony service : Promoting KT telephony 3000 price plan

•	Customers who did re-contract VoIP service : Promoting KT VoIP 3000 price plan

•	SOHO, small business customers : Pushing to sign up for converged products including Telephone manager, Ringo

•	Preventing from decreasing revenue by restructuring price plans :

•	Rolling out new VoIP price plan which is charging per second(February, 2020)

(d) IPTV Service

•	Improve the product’s marketability take into strategic partnerships considering the changes in the media environment

•	Increase IPTV sales by introducing new media devices

•	Based on AI, organizing personalized content and strengthening the recommendation

B. Satellite Business (KT skylife)

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Service revenue	399,555	56.7	364,983	55.7	349,277	52.9
Platform revenue	217,167	30.8	219,218	33.5	216,968	32.9
Others	88,205	12.5	71,153	14.3	94,159	14.3

Total	704,927	100.0	655,354	100.0	660,404	100.0

The above numbers are written on a separate basis.

Platform revenue: Advertisement revenue + Home shopping transmission fee + T-commerce transmission fee
Service revenue: Broadcasting revenue + Internet revenue + Mobile revenue

(2) Sales Organization and Channels

KT Skylife currently has various sales channels such as skylife head office, customer center, 196 sales offices which are further organized under 9 branches (three in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc.) and 2 local office (one each in Jeonju, Daejeon), KT.

Sales offices perform sales and services through consignment contracts with KT Skylife, and 2 customer centers(Suwon, Gwangju) perform business activities such as customer counseling, as well as defending customer churn and attracting new subscribers.

The combined products are sold through KT’s in-house/outdoor sales channels and group companies, which are nationwide, and we are continuously sold on the headquarters’ website.

In addition, we have been continuously partnering with various on and off-line companies such as companies, government offices, and online markets to secure sales channels.

As of the end of December 2022, sales by route are as follows (Accumulated from January to December 2022)

Category	New Subscribers	%
Sales office	235,784	75.2
KT	3,041	1.0
Headquarter, customer center	74,588	23.8

Total	313,413	100.

C. Others Business

KT Estate

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Rental business	175,167	35.9	160,212	47.8	156,784	43.6
Development business	11,156	2.3	—	—	61,360	17.0
PM fee	58,073	11.9	45,513	13.6	106,506	29.6
Real estate commission business	140,098	28.7	99,424	29.6	7,753	2.2
Others	103,257	21.2	30,224	9.0	27,551	7.6

Total	487,751	100.0	335,373	100.0	359,954	100.0

KT Sat

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Gap filler rentals	105,171	58.4	102,372	58.6	96,853	55.8
Data transmission	17,990	10.0	24,565	14.1	20,778	12.0
Video transmission	8,340	4.6	8,161	4.7	9,467	5.5
Mobile satellite service	24,507	13.6	22,051	12.6	20,059	11.6
Others	24,067	13.4	17,506	10.0	26,391	15.2

Total	180,075	100.0	174,655	100.0	173,548	100.0

Performances were written in accordance with K-IFRS

(2) Sales Organization and Channels

KT SAT’s sales organization manages and operates customers by region. Due to the characteristics of the service, the company has a large number of corporate customers and is attracting new customers through sales of internal sales representatives and external distribution networks (partners).

2) Sales Organization and Channels

KT Estate’s main business is real estate leasing service and development. For this reason, this report does not disclose the sales organization and channels information.

KT alpha (Former KT Hitel)

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2022		2021		2020
	Amount	%	Amount	%	Amount	%
T-Commerce(K Shopping)	325,515	69.3	307,181	72.5	228,424	65.4
Mobile Gift Commerce	96,067	20.5	61,886	14.6	—	—
Content Distribution	47,992	10.2	54,598	12.9	37,486	10.7
ICT Platform	—	—	—	—	83,404	23.9

Total	469,574	100.0	423,664	100.0	349,314	100.0

The performance above was written in accordance with K-IFRS 1116
The revenues of ICT business in 2021 and 2022 were classified as a discontinued operation since the shares of AlphaDXSolution(which was a subsidiary company) was sold in a carve-out(October, 2022)

(2) Sales Organization and Channels

(a) Commerce

After the MD has signed a contract with the vendor to supply the product, the product information is provided directly to the general customer through platforms such as VOD, TV, Internet, and mobile. After receiving the customer’s order through TV remote control, internet, and mobile, if payment is made, we will ship the product through the delivery company.

(b) Mobile Gift Commerce

KT alpha divides its customers to B2B and B2C depending on the purchasing entities and provides its service. For the B2B customers, the company carries out the sales activities directly to enterprise customers who want to purchase in bulk. Also, the company provides the mobile gift certificate purchase online service (“Giftishow biz”) optimized for business purchase process indirectly such as promotion planning and managing the budget, etc. For B2C customers, the company service through its own web/app and also a variety of affiliate channel such as mobile commerce channel and online open market, etc.

(c) Content

The content supply and demand representative make copyright agreements with the content creator or distributor. And we provide content VOD or library services to 150 platform companies such as IPTV, OTT, and Internet web hard.

Genie Music

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

	2022		2021		2020
Category	Amount	%	Amount	%	Amount	%
Music business	222,660	92.7	235,257	96.4	236,652	95.8
Others	17,610	7.3	8,696	3.6	10,316	4.2
Total	240,270	100.0	243,954	100.0	246,968	100.0

Music Business: Regular Music services and distribution of content
Others: Irregular music service development service and Artist-related MD sales
The numbers are on a separate basis and were written in accordance with K-IFRS 1115.

(2) Sales Organization and Channels

Genie Music serves as a service provider and content distributor within the digital music industry.

(a) Music Business (Music Services and Content Distributor)

Genie Music provides music services directly to the domestic customers through its own music platform Genie such as website, mobile app and etc. Also, the company is providing music services through the value-added services which telecom companies roll out.

As a content distributor, Genie Music distributes a variety of content including music sources to the domestic and overseas business players.

(b) Others (Performance, MD and etc.)

Genie Music generates others revenue through performance business, MD products, etc.. For the performance business, it shares ticket sales from performances with production/planning companies. For the MD business, the company is selling the MD products (which are bought or imported from MD vendor) to the online and offline stores.

KT Telecop

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Security service	510,384	98.8	502,075	98.3	380,575	97.5
Distribution	5,403	1.1	8,318	1.6	9,098	2.3
Others	647	0.1	608	0.1	660	0.2

Total	516,434	100.0	511,001	100.0	390,333	100.0

(2) Sales Organization and Channels

KT Telecop operates the business department, regional headquarters strategic sales team, branch offices. And we provide dispatch security service and integrated security service.

Nasmedia

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2022		2021		2020
	Amount	%	Amount	%	Amount	%
Digital Advertising	66,184	61.3	60,745	68.5	61,162	74.5
Platform	41,794	38.7	27,98	31.5	20,896	25.5
Total	107,977	100.0	88,726	100.0	82,058	100.0

The above numbers are written on a separate basis.

(2) Sales Organization and Channels

The online advertising industry can be divided into three areas: advertising companies, media reps, and media. Media reps generate revenue by selling media.

Nasmedia and its major subsidiaries generally deal with advertisers, advertising agencies, and media companies.

KT Studio Genie

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2022		2021
	Amount	%	Amount	%
Content Production	95,083	93.7	10,578	89.5
Distribution Agency	3,096	3.0	293	2.5
PR Agency	2,442	2.4
Others	833	0.9	952	8.0
Total	101,454	100.0	11,824	100.0

2) Sales Organization and Channels

KT Studio Genie’s main business are producing and selling media content (drama). For this reason, this report does not disclose the sales organization and channels information.

kt cloud

4th Quarter 2022	3rd Quarter 2022	2nd Quarter 2022	1st Quarter 2022	2021
156,700	144,100	129,700	—	—

Revenues are disclosed after its establishment on 1st April in 2022.

4. (Manufacturing Service) Other References

Matters related to the discharge of environmental substances or environmental protection

KT was designated as a company subject to the Greenhouse Gas Emissions Trading System, which has been in effect since 2015 under the ‘ Framework Act on Low Carbon Green Growth’ and ‘Act on Allocation and Transaction of Greenhouse Gas Emissions’.

In 2018, KT was allocated a greenhouse gas emission allowance from the government, and we continue to reduce Greenhouse Gas emissions.

KT’s greenhouse gas emissions are mainly due to the heating and cooling energy of office buildings nationwide and the use of electricity in telecommunication facilities, such as base stations, and repeaters. By 2050, we have set a goal to meet carbon neutrality.

5. (Finance) Business Overview

BC Card’s main business is issuing and managing credit cards, transaction processing of credit card and recruiting and managing of credit card merchants. Also, BC Card provides credit loans such as short-term card loans and long-term card loans to credit card members, while conducting supplementary businesses such as retail business via telephone, mail order or online, insurance, tourism service and loans.

Credit card companies are a typical domestic-based industry with a sensitive nature to changes in private consumption and overall domestic economic conditions, as they are based on the domestic market. Market entry requires approval from the Financial Services Commission, and considering the need for credit risk management for stable business operations, the entry barrier is high

BC Card is mainly engaged in credit card processing business, and has secured a stable revenue base for card issuers based on its position in the credit card processing market. Additionally, BC Card strives to provide customers with easy and convenient financial services through mobile platform ‘Paybook’ for simplified payments and various financial services.

Credit sales amounted to KRW 130.7968 trillion, long and short-term credit card loans to KRW 8.3931 trillion, financial lease to KRW 176 billion, factoring to KRW 197 billion, and other loans receivables to KRW 1.0582 trillion, resulting in operating revenue of KRW 3.8963 trillion related to those.

BC Card raises funds through the issuance of corporate bonds and CP, and the average balance of financing for the current year was KRW 1.468 trillion, with an average funding rate of 3.332%.

The adjusted capital adequacy ratio at the end of the current term was 27.34%, significantly exceeding the limit of 8% under the Regulation on Supervision of Credit-Specialized Financial Business. The delinquency ratio was 0.94%, and the KRW Liquidity Ratio was 123.01%.

6. (Finance) Business Status

A. Performance in Terms of Revenue (Unit: KRW million, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Card processing revenue	3,188,690	81.8	3,154,561	88.1	2,961,791	87.4
Service fee revenue	169,694	4.4	176,610	4.9	199,934	5.9
Additional business fee revenue	57,480	1.5	68,972	1.9	77,032	2.3
Member Service Fee revenue	55,560	1.4	57,182	1.6	49,860	1.5
Private Label Credit Card revenue	22,970	0.6	9,051	0.3	4,591	0.1
Financial revenue	70,427	1.8	29,935	0.9	24,186	0.7
Foreign currency-related profit	7,426	0.2	4,062	0.1	4,679	0.1
Other operating revenue	324,038	8.3	79,065	2.2	67,986	2.0

Total	3,896,285	100.0	3,579,438	100.0	3,390,059	100.0

The above numbers are written on a K-IFRS consolidated basis.

B. Fundraising and Operation

(1) Fundraising

(Unit: KRW million, %)

		2022				2021				2020
Category		Average Balance	amount of payments	Interest rate	%	Average Balance	amount of payments	Interest rate	%	Average Balance	amount of payments	Interest rate	%
Short-term debt	CP	65,076	2,723	4.18	6.24	—	—	—	—	—	—	—	—
	General debt	39,274	1,445	3.68	3.77	—	—	—	—	—	—	—	—
	Other debt	3,287	123	3.74	0.32	247	8	3.24	0.08	—	—	—	—
Lomg-term debt	CP	150,237	4,501	3.00	14.41	6,270	138	2.20	2.03	—	—	—	—
Corporate Bonds		784,488	18,327	2.34	75.26	301,794	5,195	1.72	97.89	52,186	823	1.58	100.00
Total		1,042,362	27,119	2.60	100.00	308,311	5,341	1.73	100.00	52,186	823	1.58	100.00

Financial Supervisory Service’s business report standard
The other debt of short-term debt refer to borrowings under the credit line agreement
% represents the proportion to the Average Balance

(2) Operation

(Unit: KRW million, %)

Category	2022				2021				2020
	Average Balance	Profit amount	ROI	%	Average Balance	Profit amount	ROI	%	Average Balance	Profit amount	ROI	%
Credit Card assets	110,064	20,582	18.70	13.13	30,676	9,889	32.24	3.66	12,749	4,042	31.70	1.52
Lease assets	14,634	525	3.59	1.75	2,979	82	2.75	0.36	—	—	—	—
Factoring	70,358	4,241	6.03	8.39	61,041	3,709	6.08	7.28	27,879	1,827	6.55	3.33
General loan	643,147	51,623	8.03	76.73	170,126	17,298	10.17	20.30	96,854	12,814	13.23	11.55
Total	838,203	76,971	9.18	100.00	264,822	30,978	11.70	31.59	137,482	18,683	13.59	16.40

Financial Supervisory Service’s business report standard
Lease assets are comprised of Financial lease bonds

C. Status by Business areas

(1) Business performance by department

(Unit: KRW billion, %)

Category			2022		2021		2020
			Amount	%	Amount	%	Amount	%
Card	Credit sales	Lump sum payment	1,120,765	79.89	1,017,012	77.98	956,746	77.46
		Installment	187,203	13.34	206,810	15.86	198,477	16.07
	Cash loan	Short-term card loan (cash advance)	83,874	5.98	76,905	5.89	78,521	6.36
		Long-term card loan (card loan)	57	0.00	2	0.00	—	—
Lease			176	0.01	111	0.01	—	—
Factoring			197	0.01	413	0.03	387	0.03
Loan			10,582	0.75	2,987	0.23	1,035	0.08
Total			1,402,854	100.00	1,304,240	100.00	1,235,166	100.00

Financial Supervisory Service’s business report standard
The amount of credit sales(Lump sum payment and Installment) and short-term card loans(cash advance) is the total performance of BC Card and its member companies

(2) Member status

(Unit: thousand, thousand, %)

		2022	2021	2020	YoY
Category					Change	% of Change
Individual member	Number of cards	39,904	40,807	43,713	-903	-2.21
	Number of members	33,963	30,154	31,732	3,809	12.63
Corporate member	Number of cards	5,229	5,102	5,014	127	2.49
	Number of members	3,353	1,993	2,014	1,360	68.24
Total	Number of cards	45,134	45,909	48,728	-775	-1.69
	Number of members	37,316	32,146	33,746	5,170	16.08

Financial Supervisory Service’s business report standard

(3) The number of affiliated merchants

(Unit : thousand, %)

Category	2022	2021	2020	YoY
				Change	% of Change
Affiliated merchants	3,455	3,333	3,119	122	3.66

Financial Supervisory Service’s business report standard

7. (Finance) Derivatives Transaction

A. The breakdown of derivatives currently held by BC Card for trading purposes or hedging purposes is as follows :

(1) Drag-along Right

BC card gave drag-along rights to financial investors participating in capital raise of K Bank. In case K Bank fails in IPO at an agreed conditions, financial investors can exercise drag-along rights.

(2) Interest rate Swap

This contract is aimed at avoiding cash flow fluctuation risks caused by changes in interest rates for BC Card’s held floating-rate KRW denominated bonds, and the major details are as follows

(Unit: KRW million)

Item	Counter Party	Contract Signing date	Contract expiration date	Contract amount	Interest rate
					Contract interest rate		Swap rate
Interest rate swap	Shinhan Bank	2022-03-25	2025-03-25	60,000	CMS	(5Y)	2.70%
		2022-03-25	2032-03-25	40,000	CMS	(10Y)	2.64%

B. Derivative assets and liabilities as of the reference date are as follows :

(1) 4Q22

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	134,881	—	—
Interest rate Swap	—	—	3,123	—
Total	—	134,881	3,123	—

(2) 4Q21

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	158,284	—	—

(3) 4Q20

- None

C. The details of profits and losses related to derivatives during the disclosure period

(Unit: KRW million)

	2022			2021			2020
Item	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income
Drag-along Right	23,403	—	—	47,039		—	—	—	—
Interest rate Swap	(418)	—	2,720	—	—	—		—	—
forward exchange rate	—	—	—	—	—	—	—	1,175	—
Total	22,985	—	2,720	47,039	—	—	—	1,175	—

8. (Finance) Business Facilities

A. Branch offices and other establishments (Reference date : 31 Dec. 2022)

(Unit: KRW million)

Region	Branch office	Sales office	Office	Sum
Gyeongsang-do	2	—	1	3
Jeolla-do	1	—	—	1
Jeju-do	—	—	1	1
Total	3	—	2	5

The head office is located in Seoul.

B. Equipment and other assets (Reference date : 31 Dec. 2022)

(Unit: KRW million)

Item	Property	Building	Total
Main office	310,041	186,076	496,117
Branch office	465	2,989	3,454
Sum	310,506	189,065	499,571

Main office includes real estate for investment (based on acquisition cost)

9. (Finance) Financial Stability

[Major Management Index]

Items		2022	2021	2020	Formula
Capital Adequacy	Adjusted Equity Ratio	27.34	35.80	44.19	Adjusted Equity/ Adjusted Total Assets x 100
	Tangible Common Equity Ratio	25.78	35.44	41.43	Equity/Total Assets x 100
Asset Quality	Loss Risk Weighted Non-performing Loans Ratio	0.29	0.08	0.12	Weighted Non-performing Loans/ Total Loans x 100
	Substandard Loans Ratio	0.41	0.11	0.15	Substandard Loans/ Total Loans x 100
	Loan Loss Provision Ratio	139.41	171.83	158.34	Loan Loss Provision Balance/ Required Provision Amount x 100
Profitability	Return on Asset	1.74	2.47	2.15	Net profit / Total Assets x 100
	Return on Equity	6.10	7.46	6.32	Net profit/ Equity x 100
	Expenses to Total Assets	4.72	5.44	6.24	Total expenses/ Total Assets x 100
Liquidity	Liquidity Ratio	123.01	114.90	112.27	Current Asset/ Current Liability x 100 (Due in 90 days)
	Operating Assets Ratio	34.63	36.31	38.25	Operating Asset/ Equity

A. Characteristics of the Industry

Credit card business involves issuing and managing credit cards, settling card balances derived from the usage of the card holders, and managing credit card member stores. Credit card business generates revenues through transaction fee, annual fees, financial loans, and others.

If a company desires to enter into the credit card business, government licensing is required. Also, government regulations are strict, so this industry has an extremely high barriers to entry.

B. Growth of the Industry

In early 2000, the credit card business grew exponentially with the supportive policies of the Korean government. However, since 2010, the industry is entering into the maturity stage. The growth in number of member stores is slowing down and Number of Credit Card Per Capital is decreasing.

C. Characteristics of Economic Cycle and Seasonality

The credit card industry is a typical domestic-oriented industry and has a sensitive nature to changes in consumer spending and overall domestic economic conditions due to fluctuations in the economy.

Furthermore, seasonal consumption patterns such as travel and leisure industries during vacation seasons, department stores and discount stores during major holidays such as Lunar New Year, Chuseok, and year-end season, and individual disposable income also have significant impact on the credit card industry.

D. Market Conditions

(1) Number of Credit Card and Member Merchant Store

Category	Population (in 10K)	Population Available for Economic Activity*1 (in 10K)	Credit Card (in 10K)	Number of Credit Card Per Capital	Number of Member Stores*2 (in 10K)
2018	5,164	2,758	10,506	3.8	269
2019	5,171	2,819	11,098	3.9	281
2020	5,178	2,801	11,373	4.1	290
2021	5,174	2,831	11,769	4.2	299
2022.2Q	5,163	2,923	12,084	4.1	—

Source : Credit Finance Association, Korea
*1	Age 15 or order and must be eligible for employment activity
*2	At least one sales transaction incurred annually from a member store

Accumulated number of credit card issuance is 120,840,000 as of 2Q22. Average credit card holdings of economically active population is 4.1 cards per person and the number of member merchant stores is 2.99 million as of the end of 2021

(2) Credit Card Usage in Korea (Unit : KRW billion)

	Credit Card Usage				Credit Card Usage over Private Consumption Expenditure*
Category	Total	Lump-Sum Payment	Installment Payment	Card Loan (Short-term)
2018	724,781.5	539,284.6	124,728.6	60,768.3	68.4%
2019	760,075.9	572,183.9	128,768.1	59,123.9	71.7%
2020	759,330.1	572,943.2	132,303.3	54,083.6	75.2%
2021	834,172.9	634,315.1	144,719.5	55,138.3	77.8%
2022.2Q	454,234.2	351,118.0	74,911.7	28,204.5	80.9%

Source : Credit Finance Association, Korea

Credit card usage is in uptrend and the portion of credit card as a payment method is in very high level as the credit card usage over private consumption expenditure exceeds 70% as of 2Q22.

E. Competitiveness

In credit card business, solicitation of member merchant stores, development of products and services, customer segment focused marketing services and risk management capabilities for stable asset portfolio are key management factors. With the technological advancement, boundary of financial services has become more abstract, and digital payment market has grown bigger in which competition among financial service providers are increasing. BC Card continues its efforts to provide various digital financial services in response to evolving market.

BC Card has lower credit card industry specific risk like deterioration risk of asset soundness while BC card focuses on core business, credit card processing business, and most of its receivables are from high credit institutions like banks and credit card companies. Based on strong foothold in credit card transaction processing market, BC card has built stable revenue stream from middle and small card issuers, which are not available of economy of scale. Moreover,

F. Tools to remain competitive in the competition

BC Card focuses on credit card processing as its main business and secures a stable revenue base targeting card issuers based on its position in the credit card processing market. In addition, BC Card strives to provide customers with easy and convenient financial services through simple payment and various financial services based on the mobile platform ‘Paybook’

10. Research and Development Activities

A. R&D Costs—Consolidated Basis (Unit: millions of Korean won, %)

Category	2022	2021	2020
Raw Materials	—	—	—
Labor Costs	91,785	83,774	82,225
Depreciation	28,541	22,685	20,732
Commissions	—	—	—
Others	110,295	107,511	127,516
Total R&D Costs (1)	230,621	213,969	230,473
(Subsidy from Government)	8	8	211
Accounting costs Research and Ordinary Development Costs	174,936	168,969	156,940
treatment Development Costs (Intangible Assets)	55,677	44,992	73,322
Percentage of R&D Costs over Revenue (2)	0.90%	0.86%	0.96%

1:	Total costs before deducted the subsidy from government

2:	Rate of Total costs before deducted the subsidy from government and Total Revenue

B. R&D Organization Structure (KT)

•	Institute of Convergence Technology

●	Main Mission

•	Securing core technologies to strengthen future business and business competitiveness

•	Establishing mid- and long-term technology strategies for leading future technologies

•	Developing competitive technologies and supporting commercialization to strengthen business competitiveness

•	Developing and securing core technologies for mid- to long-term future

•	NW Platformer based on Smart Connectivity that satisfies market&customers

•	Development of network efficiency and optimization technology to strengthen infrastructure competitiveness

•	Realization of operation excellence based on AI/SDN2.0 and completion of intelligent control operating system

•	Development of core technology for OSP stable operation/quantum cryptography service

•	Research and development of 5G Access/Core network and 5G Mobility technology

•	5G core/wireless/control intelligence technology and SW-based infrastructure innovation

•	Innovation B2X business based on customer centric technology differentiation

•	Developing differentiated Biz solution/platform for B2B business innovation

•	Development of core AI technology/platform/service for industry biz innovation

•	Through the AI Core technology-based ‘Innovation Pipeline’, achieve fast delivery from discovering future growth engines to commercialization

•	Discover convergence future growth engine

•	Secure Number one AI Core technology capabilities

•	Fast deliver new growth business

11. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights (as of December 31, 2022)

•	ICT (KT)

KT holds 4,033 domestic patents, 1,764 overseas patents.

•	Others

KT Skylife holds 18 patents.

KT alpha holds 79 patents.

Genic music holds 4 domestic patents and 78 trademarks.

KT Telecop holds 39 patents.

KTCS holds 1 patent.

KT M-mobile holds 4 trademarks 3 designs, and 1 patent.

Nasmedia holds 2 patents and 7 trademarks

PlayD holds 5 domestic patents.

KTDS holds 8 patents, 8 trademarks, 2 service marks and 12 trade/service marks

Initech holds 33 patents and 32 trademarks.

VP holds 22 patents

III. Financial Information

1. Summary of Financial Statements (Consolidated) (Unit : millions of Korean won)

	2022	2021	2020
Current Assets	12,681,532	11,858,350	11,154,180
• Cash and Cash Equivalents	2,449,062	3,019,592	2,634,624
• Trade and Other Receivables	6,098,072	5,087,490	4,902,471
• Inventories	709,191	514,145	534,636
• Other Current Assets	3,425,207	3,237,123	3,082,449
Non-current Assets	28,299,149	25,300,991	22,508,365
• Trade and Other Receivables	1,491,046	1,091,326	1,250,769
• Property, plant and equipment	14,772,179	14,464,886	14,206,119
• Investment Property	1,933,358	1,720,654	1,368,453
• Intangible Assets	3,129,833	3,447,333	2,161,258
• Investments in Joint Ventures and Associates	1,480,722	1,288,429	557,881
• Other Non-Current Assets	5,492,011	3,288,363	2,963,885

Total Assets	40,980,681	37,159,341	33,662,545

Current Liabilities	10,699,268	10,072,432	9,192,472
Non-Current Liabilities	11,866,690	10,519,748	8,918,640

Total Liabilities	22,565,958	20,592,180	18,111,112

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	14,257,343	13,287,390	12,155,420
Accumulated Other Comprehensive Expense	(77,776)	117,469	86,051
Other Components of Equity	(572,152)	(1,433,080)	(1,234,784)
Non-Controlling Interests	1,802,551	1,590,625	1,539,989

Total Equity	18,414,723	16,567,161	15,551,433

	2022	2021	2020
Operating Revenue	25,650,011	24,898,005	23,916,667
Operating Profit	1,690,088	1,671,824	1,184,107
Profit for the Period	1,387,663	1,459,395	703,392
Owners of the Controlling Company	1,262,498	1,356,878	658,025
Non-controlling interest	125,165	102,517	45,367
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	5,209	5,759	2,684
Diluted earnings per share	5,205	5,747	2,683
Number of Consolidated Companies	85	79	64

2022, 2021 and 2020 were written in accordance with K-IFRS 1116

2. Summary of Financial Statements (Separate) (Unit : millions of Korean won)

	2022	2021	2020
Current Assets	6,603,488	7,167,047	7,155,734
• Cash and Cash Equivalents	966,307	1,708,714	1,541,210
• Trade and Other Receivables	3,055,649	3,092,397	3,127,040
• Other Financial Assets	232,837	104,062	268,046
• Inventories	349,870	289,345	353,310
• Other Current Assets	1,998,825	1,972,529	1,866,128
Non-Current Assets	23,814,286	22,195,322	20,872,192
• Trade and Other Receivables	526,988	750,820	1,080,282
• Other Financial Assets	1,993,893	591,201	180,780
• Property and equipment	11,540,162	12,021,117	11,999,717
• Right-of-use assets	983,049	1,078,129	1,152,153
• Investment Property	1,137,489	997,344	735,563
• Intangible Assets	1,855,679	2,236,564	1,583,456
• Investments in Subsidiaries, Associates and Joint Ventures	4,879,219	3,816,915	3,505,017
• Non-Current Assets held for Long-term Investment	180,689
• Other Non-Current Assets	717,118	703,232	635,224

Total Assets	30,417,774	29,362,369	28,027,926

Current Liabilities	6,321,450	6,968,720	6,607,967
Non-Current Liabilities	9,238,244	8,528,755	8,216,402

Total Liabilities	15,559,694	15,497,475	14,824,369

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	12,347,403	11,931,481	11,233,714
Accumulated Other Comprehensive Income	(72,672)	125,610	42,906
Other Components of Shareholders’ Equity	(421,408)	(1,196,954)	(1,077,820)

Total Equity	14,858,080	13,864,894	13,203,557

	2022	2021	2020
Operating Revenue	18,289,243	18,387,434	17,879,281
Operating Profit	1,168,103	1,068,273	878,239
Profit for the Period	763,750	990,491	665,493
Earnings per share (in Korean won):
Basic earnings per share	3,153	4,211	2,714
Diluted earnings per share	3,152	4,203	2,713

2022, 2021 and 2020 were written in accordance with K-IFRS 1116

3. Dividends and Related Matters

Dividend Policy from FY2020 to FY2022

•	Return 50% of normalized separate net income

•	Maintain equal to or greater than the dividends for FY2019(KRW 1,100 per share)

Category		FY2022	FY2021	FY2020
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		1,387,663	1,459,395	703,392
Net Profit per Share (Won)		5,209	5,759	2,684
Year-end Cash Dividend (in Millions of Won)		501,844	450,394	326,487
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		39.8	33.2	49.6
Cash Dividend Yield (%)	Common Shares	5.5	5.9	5.3
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	1,960	1,910	1,350
	Preferred Shares	—	—	—

•	Net Profit, Net profit per share, Cash dividend Pay Out are based on consolidated result.

•	Cash dividend Pay Out(%) is calculated on a basis of Net Profit contribution to KT.

•

Cash dividend yield(%) is the percentage of dividends per share against the arithmetic average price of the final price formed in the exchange market for the past week from the date of the two trading days before the closing date of the shareholders ‘list to convene the general shareholders’ meeting.

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated/separate financial statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters
2022	Samil PwC	Unqualified	Not applicable.	1. Cash-Generating Unit Impairment Assessment in Parent 2. Business Impairment Assessment - HyundaiHCN(Consoliated)
2021	Samil PwC	Unqualified	Not applicable.	1. Cash-Generating Unit Impairment Assessment in Parent 2. Business Combination Accounting-HyundaiHCN(Consoliated) 3. Business Combination Accounting-Epsilon Global Communications (Consoliated)
2020	Samil PwC	Unqualified	The financial statements for the fiscal year ending on December 31, 2019 are rewritten, as the retrospectively applying the effect of the change in accounting policy due to the change in the lease term calculation method.	Cash-Generating Unit Impairment Assessment

2. Audit services contract (Unit : millions of Korean won, hours)

Fiscal Year	Auditor	Contents	Contractual		Actual
			Compensation	Total Time	Compensation	Total Time
2022	Samil PwC	Review interim financial statements	3,560	33,000	3,560	33,548
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2021	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,028
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2020	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,062
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

Financial Statement Review and Audit Period, Internal Accounting Management System Audit (Review) Period

Category	2022	2021	2020
1st quarter review	From April 1, 2022 to May 16, 2021	From April 1, 2021 to May 15, 2020	From April 1, 2020 to May 15, 2020
2nd quarter review	From July 18, 2022 to August 16, 2022	From July 12, 2021 to August 17, 2021	From July 13, 2020 to August 14, 2020
3rd quarter review	From October 17, 2022 to November 14, 2022	From October 11, 2021 to November 15, 2021	From October 15, 2020 to November 16, 2020
Audit of systems and automatic internal controls	From May 17, 2022 to June 30, 2022 From August 17, 2022 to September 30, 2022 From November 15, 2022 to December 30, 2022	From May 16, 2021 to June 30, 2021 From August 15, 2021 to September 30, 2021 From November 16, 2021 to December 31, 2021	From May 18, 2020 to June 30, 2020 From August 18, 2020 to September 29, 2020 From November 17, 2020 to December 31, 2020
Early proof audit	From May 10, 2022 to December 30, 2022	From May 9, 2021 to December 30, 2021	From May 11, 2020 to December 24, 2020
Internal Accounting Management System Audit (Review)	From May 10, 2022 to March 8, 2023	From May 9, 2021 to March 10, 2022	From May 11, 2020 to March 9, 2021
Update Early Proof Audit Procedure and Financial Statement Audit	From January 2, 2023 to March 8, 2023	From January 3, 2022 to March 10, 2022	From January 2, 2021 to March 9, 2021

3. Non-Audit services contract (Unit : millions of Korean won)

Fiscal Year	Contract date	Contents	Service period	Compensation
2022	August 2022	Comfort letter	August 2022	180
2021	July 2021	Comfort letter	July 2021	100
2020	August 2020	Comfort letter	August 2020	100

4. The results of the Internal Audit Organization’s discussion with the auditor

Date	Attendee	Method	Main Discussion Content
March 8, 2022	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Report on the results of external auditors’ end-of-term audit of 2021 - Results of Key Audit Matters
March 8, 2022	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
April 12, 2022	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Annual audit plan for 2022 - Domestic/US audit results for 2021
May 10, 2022	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the first quarter of 2022 review
May 10, 2022	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
August 9, 2022	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the second quarter of 2022 review
August 9, 2022	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
November 8, 2022	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the third quarter of 2022 review
November 8, 2022	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
December 13, 2022	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Report on key audit matters for 2022

1. Auditors’ opinion on the consolidated/separate financial statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters
2021	Samil PwC	Unqualified	Not applicable.	1. Cash-Generating Unit Impairment Assessment in Parent 2. Business Combination Accounting-HyundaiHCN(Consoliated) 3. Business Combination Accounting-Epsilon Global Communications(Consoliated)
2020	Samil PwC	Unqualified	The financial statements for the fiscal year ending on December 31, 2019 are rewritten, as the retrospectively applying the effect of the change in accounting policy due to the change in the lease term calculation method.	Cash-Generating Unit Impairment Assessment
2019	Samil PwC	Unqualified	Not applicable	1. Impairment of investment in subsidiaries, associates and joint ventures 2. Cash-Generating Unit Impairment Assessment

2. Audit services contract (Unit : millions of Korean won, hours)

Fiscal Year	Auditor	Contents	Contractual		Actual
			Compensation	Total Time	Compensation	Total Time
2021	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,028
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2020	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,062
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2019	Samil PwC	Review interim financial statements	3,000	39,024	3,000	35,121
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

Financial Statement Review and Audit Period, Internal Accounting Management System Audit (Review) Period

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of December 31, 2022, the Board of Directors of KT consists of 10 Directors (2 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has eight different Committees as follows; Representative Director Candidate Examination Committee, Corporate Governance Committee, Outside Director Candidate Recommendation Committee, Audit Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee and Corporate Sustainability Management Committee. The Board of Directors may establish additional committees if necessary. The Chairman of the Board of Directors is elected separately with CEO and the Board of Directors appoints one of the outside director as a chairman annually. Currently, The Board Chairman is Director Chung-Gu Kang who has enough capabilities and experience to coordinate members of the Board.

Please refer to ‘VIII. Directors, Senior Management and Employees’ to see each director’s major career.

• The Number of Outside Directors and its change (As of December 31, 2022)

The Number of Directors	The Number of Outside Directors	Change of Outside Directors
		Appointment	Dismissal	Interim resignation
10	8	3	—	—

Numbers are results of the 40th AGM 2021. Outside director Hee-Yol Yu, whose term has expired, is reappointed and Outside director Yong-Hun Kim and Benjamin Hong are newly appointed.

Changes after reporting date(January 1, 2023 ~ March 23, 2023) : Changes on outside directors are as following

- On January 12, 2023, Outside director Gang-Cheol Lee resigned.

- On March 6, 2023, Outside director Benjamin Hong resigned.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Dae-You Kim	Gang- Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung	Hyun- Myung Pyo	Chung-Gu Kang	Chan-Hi Park	Eun-Jung Yeo	Hyeon-Mo Ku	Jong-Ook Park	Kook- Hyun Kang
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 85.7%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 95.7%	Attendance 95.7%	Attendance 100%	Attendance 100%
1st	2022. 1. 11	Proposal on Delegation of company representative authority	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
2nd	2022. 1. 17	Proposal on Strategic Alliance	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
3rd	2022.1.27	Proposal on Corporate Sustainability Management Plan in 2022	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on Investment in shares of Magazone Cloud	Amended proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal of appointing Representative director in charge of safety and health duties by the Board	Original proposal approved	For	For	For	For	For	For	For	For	For	For	*
		Proposal on handling provided long term incentives	Original proposal approved	For	For	For	For	For	For	For	For	**	**	**
		Proposal on Amendment of regulations of Management committee	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Report on inspection results of compliance management	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Report on outside issues	Original proposal accepted	For	For	For	For	For	For	For	For	**	**	**

4th	2022.2.9	Approval of financial statements(separate and consolidated) of the 40th term	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Approval of Business reports of the 40th term	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on 2022 KT safety and Health plan	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on Pacific Asset Management’s lease contract for Gasan IDC	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Report on matters for resolution of executive committee for 2H 2021	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
5th	2022.2.15	Proposal on Establishment of kt cloud	Amended proposal approved	For	For	For	Against	For	For	For	For	For	For	For
6th	2022.2.21	Amendment of the articles of incorporation	Original proposal approved	For	For	For	Absence	For	For	For	For	For	For	For
		Recommendation of Audit committee candidate	Recommendation of Audit committee candidate approved	For	For	For	Absence	For	For	For	For	For	For	For
		Agreement on Recommendation of inside director candidate	Recommendation of Inside Director Candidate agreed	For	For	For	Absence	For	For	For	For	For	**	**
		Approval of convening of the 40th regular general meeting of shareholders	Original proposal approved	For	For	For	Absence	For	For	For	For	For	For	For

7th	2022.3.10	Approval of financial statements(separate and consolidated) of the 40th term	Original proposal approved	For	For	For	For	For	For	For	Absence	For	For	For
		Approval of Business reports of the 40th term	Original proposal approved	For	For	For	For	For	For	For	Absence	For	For	For
		Report on inspection results of the internal accounting management system in 2021 by Audit committee	Original proposal approved	For	For	For	For	For	For	For	Absence	For	For	For
		Report on the results of the audit committee’s evaluation of the operation status of the internal accounting management system in 2021	Original proposal approved	For	For	For	For	For	For	For	Absence	For	For	For
		Proposal on Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved	For	For	For	For	For	For	For	Absence	**	**	**
		Proposal on Limit of Remuneration of Directors	Original proposal approved	For	For	For	For	For	For	For	Absence	For	For	For
		Proposal on Limit of Remuneration, distinction and the number of administration executives	Original proposal approved	For	For	For	For	For	For	For	Absence	For	For	For

Amendment of Severance Pay Regulations for Executives	Original proposal approved	For	For	For	For	For	For	For	Absence	For	For	For
Evaluation result of CEO’s management goal achievement for 2021	Evaluation results confirmed	For	For	For	For	For	For	For	Absence	**	**	**

*	According to Article 9(Deliberation and Resolution) paragraph 4 of the Board regulations, Director Jong-Ook Park, who has an interest in, has no voting rights on this proposal
**	No voting right for Inside directors

2022. 3. 31 the 40th AGM

- Term of Inside director Jong-Ook Park and Kook-Hyun Kang expired and Inside director Kyung-Lim Yun newly appointed

- Term of Outside director Tae-Yoon Sung, Chan-hi Park expired, Outside director Yong-Hun Kim and Benjamin Hong newly appointed, and Outside director Hee-Yol Yu reappointment

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Dae-You Kim	Gang- Cheol Lee	Hee-Yol Yu	Hyun- Myung Pyo	Chung-Gu Kang	Eun-Jung Yeo	Yong- Hun Kim	Benjamin Hong	Hyeon-Mo Ku	Kyung-Lim Yun
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 95.7%	Attendance 100%	Attendance 100%	Attendance 95.7%	Attendance 100%
8th	2022. 3. 31	Proposal on election of the BOD chairman and committee organization	Chairman of BOD and members of committees appointed	For	For	For	For	For	For	For	For	For	For

9th	2022. 4. 14	Approval of US filing consolidate financial statements of FY2021	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on provision of long term incentive and disposition of treasury share for 2021	Original proposal approved	For	For	For	For	For	For	For	For	For	For
10th	2022.5.12	Report on financial statements(separate and consolidated) of 1Q FY2021	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
		Proposal on fund transaction with K Bank	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on fund lending to kt cloud	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on donation and operational support for Gyeonggi Innovation Center	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on applying for complex development project of Incheon Geomam Station	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Report on financial performance of corporates invested less than 15 billion won in 2020	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
		Proposal on establishment of regulations of management committee for safety and health	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on Amendment of regulations of the Board and Management committee	Amended proposal approved	For	For	For	For	For	For	For	For	For	For

11th	2022.6.9	Proposal on code of ethics for outside directors	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on donation to mutual cooperation fund for operating collaboration programs with partners	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on support for employee stock acquisition through Employee Stock Owenership Program	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on amendment of 2022 Management plan	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on limit of long term incentive and criteria of stock compensation for 2022	Original proposal approved	For	For	For	For	For	For	For	For	For	For

12th	2022.7.14	Proposal on KT-CJ ENM Content business partnership	Original proposal approved	For	For	For	For	For	For	For	For	For	For
13th	2022.8.10	Report of financial statements(separate and consolidated) of the 1H 2021	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
		Report on matters for resolution of Executive Committee for 1H 2021	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
14th	2022. 9.6	Proposal on composition of Outside Director Candidate Recommendation Committee and selection criteria for Outside Director Candidate	Passed resolution organizing committee and confirmed Outside director candidate selection criteria	For	For	For	For	For	For	For	For	For	For
		Proposal on compliance system evaluation	Original proposal approved	For	For	For	For	For	For	For	For	For	For
15th	2022.9.7	Proposal on strategic partnership with HMG	Original proposal approved	For	For	For	For	For	For	For	For	For	For
16th	2022.10.11	Proposal on shareholders’ agreement between KT corp and LS Cable&System	Original proposal approved	For	For	For	For	For	For	For	For	For	For

17th	2022.10.13	Report on Results of compliance system evaluation	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
		Proposal on securing media content production base	Original proposal approved	For	For	For	For	For	For	For	For	For	For
		Proposal on the 4th contribution to KT Group CSR fund	Original proposal approved	For	For	For	For	For	For	For	For	For	For
18th	2022.11.8	Proposal on nomination of KT representative director	Confirmed Representative director candidate selection criteria	For	For	For	For	For	For	For	For	*	For
19th	2022.11.9	Report on financial statements(separate and consolidated) of 3Q FY2022	Original proposal accepted	For	For	For	For	For	For	For	For	For	For
		Proposal on 2023 ITO internal transaction	Original proposal approved	For	For	For	For	For	For	For	For	For	For
20th	2022.12.13	Matters on screening of Representative director candidates	Confirmed matters on screening	For	For	For	For	For	For	For	For	*	For
21st	2022.12.15	Proposal on 2023 management plan	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For
		Proposal on donation to labor welfare fund in 2022	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For
		Proposal on multiple candidates screening for Representative director appointment	Original proposal approved	For	For	For	For	For	For	For	For	*	For

22nd	2022.12.20	Matters on the composition of candidate pool for Representative director appointment	Original proposal approved	For	For	For	For	For	For	For	For	*	For
23rd	2022.12.28	Confirmation of Representative director candidate	Confirmed Representative director candidate	For	For	For	For	For	For	For	For	*	For

*	According to Article 9(Deliberation and Resolution) paragraph 3 of the Board regulations, Representative Director has no voting rights on this proposal

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (as of December 31, 2022)

Committee	Composition	Name	Purpose of Establishment and Authority
Representative Director Candidate Examination Committee	All Outside Directors & 1 Inside Director	Chung-Gu Kang(Chairperson) Gang-Cheol Lee, Dae-You Kim, Hee-Yol Yu, Hyun-Myung Pyo, Eun-Jung Yeo, Yong-Hun Kim, Benjamin Hong, Kyung-Lim Yun	According to Article 32(Representative Director Candidate Examination Committee), examine CEO candidates and make a short list

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (as of December 31, 2022)

Committee	Composition	Name	Purpose of Establishment and Authority
Representative Director Candidate Examination Committee	All Outside Directors & 1 Inside Director	Chung-Gu Kang(Chairperson) Gang-Cheol Lee, Dae-You Kim, Hee-Yol Yu, Hyun-Myung Pyo, Eun-Jung Yeo, Yong-Hun Kim, Benjamin Hong, Kyung-Lim Yun	According to Article 32(Representative Director Candidate Examination Committee), examine CEO candidates and make a short list
Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Hee-Yol Yu (Chairperson), Hyun-Myung Pyo, Chung-Gu Kang, Benjamin Hong, Kyung-Lim Yun	Matters related with corporate governance ø Article 41-2(CG Committee)
Outside Director Candidate Recommendation Committee	All Outside Directors (exclude directors whose term to be expired) & 1 Inside Director	Gang-Cheol Lee(Chairperson) Dae-You Kim, Hee-Yol Yu, Yong-Hun Kim, Benjamin Hong, Kyung-Lim Yun

Recommendation of Outside candidates to the general meeting

ø See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee

ø Commercial Act §542: 8(appointment of Outside Directors), Article 42(Outside Director Candidates Recommendation Committee)

Audit Committee	4 Outside Directors	Eun-Jung Yeo(Chairperson), Dae-You Kim, Chung-Gu Kang, Yong-Hun Kim	Matters related with financial and performance audit ø See V. 2. Audit system ø Commercial Law §542: 11 (Audit Committee) 1st article ø Article 43(Audit Committee)
Evaluation & Compensation Committee	4 Outside Directors	Dae-You Kim(Chairperson), Hee-Yol Yu, Hyun-Myung Pyo, Benjamin Hong	Management Agreement with the CEO and Assessment
Executive Committee	3 Inside Directors	Hyeon-Mo Ku(Chairperson), Kyung-Lim Yun	Management matters authorized by the Board of Directors
Related-party Transaction Committee	4 Outside Directors	Gang-Cheol Lee(Chairperson), Hee-Yol Yu, Chung-Gu Kang, Eun-Jung Yeo

Under the Commercial Act :

Matters about approval of using business opportunities of company, Transaction between directors and company, Transactions which need to be approved by the Board of Directors among transactions with the largest shareholder and specially related persons and Internal trading stipulated by the Monopoly Regulation and Fair Trade Act

Corporate Sustainability Management Committee	4 Outside Directors, & 1 Inside Director	Hyun-Myung Pyo(Chairperson), Gang-Cheol Lee, Yong-Hun Kim, Benjamin Hong, Kyung-Lim Yun	Matters about Corporate Sustainability Management

(b) Activities of the Committees under the Board of Directors

•	Representative Director Candidate Examination Committee

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Dae-You Kim	Gang- Cheol Lee	Hee-Yol Yu	Hyun-Myung Pyo	Chung-Gu Kang	Eun-Jung Yeo	Yong-Hun Kim	Benjamin Hong	Kyung-Lim Yun
				Attendance 100%	Attendance 75%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 75%	Attendance 100%
1st	2022. 11. 9	Proposal on operating plan for Representative Director Candidate Examination Committee	Amended proposal approved	For	For	For	For	For	For	For	For	For
2nd	2022. 12. 1	Evaluation of reappointment eligibility (Document Review)	Document review	For	For	For	*	For	For	For	For	For
3rd	2022.12.8	Evaluation of reappointment eligibility (Interview)	Interview	For	For	For	*	For	For	For	For	For
	2022.12.8	Evaluation results of Representative Director Candidate Examination Committee	Confirmed evaluative results	For	For	For	*	For	For	For	For	For
4th	2022.12.8	Selection of Representative director candidates	Selection of candidates	For	Absence	For	*	For	For	For	Absence	For

*	According to Article 5(Method of Resolution) of the Operating regulations of Representative director candidate examination committee, the Chairman shall have no voting rights

•	Corporate Governance Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Gang-Cheol Lee	Dae-You Kim	Hee-Yol Yu	Hyun-Myung Pyo	Jong-Ook Park
				Attendance 50%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2021.02.09	Report on amendment of the articles of incorporation	Original proposal accepted	For	For	For	For	For

ø	The 8th Board Meeting of 2022 (2022.3.31)

•	The Corporate governance committee was formed by outside director Hee-Yol Yu(Chairperson), Gang-Cheol Lee, Benjamin Hong and inside director Kyung-Lim Yun

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Hee-Yol Yu	Gang-Cheol Lee	Hyun-Myung Pyo	Benjamin Hong	Kyug-Lim Yun
				Attendance 100%	Attendance 50%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2022.5.10	Report on proposed amendment to regulations of the Board of Directors	Amended proposal accepted	For	For	For	For	For
3rd	2022.12.20	Matters related to the composition of Representative director candidate pool	Original proposal approved	For	Absence	For	For	For
4th	2022.12.22	Selection of Representative director candidates	Candidates selected	For	Absence	For	For	For

•	Outside Director Candidate Recommendation Committee : Refer to “(4) Independence of the Board of Directors” for details

•	Audit Committee : Refer to “2. Audit System major Activities of the Audit Committee” for details

•	Evaluation & Compensation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Tae-Yoon Sung	Hee-Yol Yu	Hyun-Myung Pyo	Chan-Hi Park
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2022.3.8	Evaluation result of CEO’s management goal achievement for 2021	Evaluation results confirmed	For	For	For	For
		Proposal on CEO’s management goal for 2022	Original proposal approved	For	For	For	For
		Report on Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal accepted	For	For	For	For
		Report on proposed amendment of Severance Pay Regulations for Executives	Original proposal accepted	For	For	For	For

ø	The 8th Board Meeting of 2022 (2022.3.31)

•	The Evaluation & Compensation Committee was formed by outside director Dae-You Kim(Chairperson), Hee-Yol Yu, Hyun-Myung Pyo and Benjamin Hong

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Dae-You Kim	Hee-Yol Yu	Hyun-Myung Pyo	Benjamin Hong
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2022.04.12	Report on provision of long term incentive and disposition of treasury share for 2021	Original proposal accepted	For	For	For	For
3rd	2022.06.07	Report on limit of long term incentive and criteria of stock compensation for 2022	Original proposal accepted	For	For	For	For

•	Executive Committee

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				HYEON-MO KU	JONG-OOK PARK	KOOK-HYUN KANG
				(ATTENDANCE:100%)	(ATTENDANCE: 100%)	(ATTENDANCE: 100%)
1st	2022.01.12	Plan for issuance of 196th KT corporate bonds	Original proposal approved	For	For	For
2nd	2022.02.08	KT Handset Account Receivable Selling Plan for 2022	Original proposal approved	For	For	For
3rd	2022.02.22	Approval of investment ‘Storm Ventures Fund IIV’	Original proposal approved	For	For	For

The 40th AGM on March 31, 2022

•	Term of Inside director Jong-Ook Park and Kook-Hyun Kang expired, and Kyung-Lim Yun newly appointed.

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Hyeon-Mo Ku	Kyung-Lim Yun
				(Attendance:100%)	(Attendance: 100%)
4th	2022.04.20	Proposal on the closure of branches	Original proposal approved	For	For
5th	2022.04.28	Proposal of acquisition plan for land and building for securing a telecom office and sales base within Pyeontaek Goduk New City	Original proposal approved	For	For
		Proposal on investment ‘TranLink Capital Fund V’	Original proposal approved	For	For
6th	2022.05.20	Proposal on Project Toronto	Original proposal approved	For	For
7th	2022.06.16	Plan for issuance of 197th KT corporate bonds	Original proposal approved	For	For
8th	2022.07.20	Plan for issuance of 2022 1st KT foreign currency corporate bonds	Original proposal approved	For	For
9th	2022.08.31	Proposal on diposition plan for the development remaining land of Bupyeong transmission station	Original proposal approved	For	For
10th	2022.12.28	Plan for issuance of 198th KT corporate bonds	Original proposal approved	For	For

•	Related-Party Transaction Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Gang-Cheol Lee	Hee-Yol Yu	Chung-Gu Kang	Eun-Jung Yeo
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2022.04.12	Proposal on transfer of B2C SIM card business to kt M Mobile	Original proposal approved	For	For	For	For
2nd	2022.08.10	Proposal on transfer of KT performing arts business to Genie Music	Original proposal approved	For	For	For	For
3rd	2022.09.06	Proposal on follow up measures(Debt assignment) after the transfer of B2C SIM card business to kt M Mobile	Original proposal approved	For	For	For	For
4th	2022.11.08	Proposal on 2023 ITO internal transaction	Original proposal accepted	For	For	For	For

•	Corporate Sustainability Management Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Hyun-Myung Pyo	Gang-Cheol Lee	Chan-Hi Park	Tae-Yoon Sung	Kook-Hyun Kang
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
1st	2022.01.25	Report on 2022 ESG Management plan	Original proposal accepted	For	For	For	For	For

The 8th Board Meeting of 2022 (2022.3.31)

•	The Corporate Sustainability Committee was formed by outside director Hyun-Myung Pyo(Chairperson), Gang-Cheol Lee, Yong-Hun Kim and Benjamin Hong, and inside director Kyung-Lim Yun

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Hyun-Myung Pyo	Gang-Cheol Lee	Chan-Hi Park	Tae-Yoon Sung	Kook-Hyun Kang
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
2nd	2022.04.14	Proposal on donation for social contribution	Original proposal approved	For	For	For	For	For
3rd	2022.06.07	Proposal on tree donation for green area within DIGICO garden	Original proposal approved	For	For	For	For	For
4th	2022.08.10	Report on result of ESG Management assessment for the 1H 2022	Original proposal accepted	For	For	For	For	For
5th	2022.10.13	Proposal on extension of mutual cooperation fund for supporting KT partners	Original proposal approved	For	For	For	For	For

(4) Independence of the Board of Directors

(a) Independence of appointing BOD members

In order to secure independence and transparency, outside director candidate should be recommended to the AGM by Outside director candidate committee and the outside search and advisory service may be conducted if necessary. Inside director, excluding representative director, should be recommended among executives by representative director with consent of the board of directors and selected from the AGM following the articles of incorporation.

Title	Name	Tenure(*)	Consecutive term (number of term)	Appointment background	Recommendation	Acting area as a director	Transactions with the company, relationship with major shareholders
Representative director	Hyeon-Mo Ku	March of 2020 ~ AGM day of 2023	—	ICT/Management expert	BOD	Executive committee	None
Inside director	Kyung-Lim Yun	March of 2022 ~ AGM day of 2023	—	ICT/Management expert	Representative director (w/ the consent of BOD)

Corporate governance committee

Executive committee

Corporate Sustainability management committee

Outside director candidate recommendation committee

Representative director candidate examination committee

None
Outside director	Gang-Cheol Lee	March of 2021 ~ AGM day of 2024	Consecutive term (1)	Corporate relations expert	Outside director candidate recommendation committee

Chairperson of Related party transaction committee

Chairperson of Outside director candidate recommendation committee

Corporate governance committee,

Corporate sustainability management committee

Representative director candidate examination committee

None

Outside director	Dae-You Kim	March of 2021 ~ AGM day of 2024	Consecutive term (1)	Corporate relations expert	Outside director candidate recommendation committee	Chairperson of Evaluation and compensation committee Audit committee Outside director candidate recommendation committee Representative director candidate examination committee	None
Outside director	Hee-Yol Yu	March of 2022 ~ AGM day of 2025	—	ICT expert	Outside director candidate recommendation committee

Chairperson of Corporate governance committee

Related-party transaction committee

Evaluation and compensation committee

Outside director candidate recommendation committee

Representative director candidate examination committee

None

Outside director	Hyun-Myung Pyo	March of 2020 ~ AGM day of 2023	—	ICT/Management expert	Outside director candidate recommendation committee	Chairperson of Corporate sustainability management committee Corporate governance committee Evaluation and compensation committee Representative director candidate examination committee	None
Outside director	Chung-Gu Kang	March of 2020 ~ AGM day of 2023	—	Telecommunication ICT expert	Outside director candidate recommendation committee	Chairperson of the BoD Chairperson of Representative director candidate examination committee Audit committee, Related-party transaction committee	None

Outside director	Eun-Jung Yeo	March of 2020 ~ AGM day of 2023	Accounting·Finance expert	Outside director candidate recommendation committee	Chairperson of Audit committee, Related-party transaction committee Representative director candidate examination committee	None
Outside director	Yong-Hun Kim	March of 2022 ~ AGM day of 2025	Legal expert	Outside director candidate recommendation committee	Audit committee Corporate sustainability management committee Outside director candidate recommendation committee Representative director candidate examination committee	None
Outside director	Benjamin Hong	March of 2022 ~ AGM day of 2025	Global affairs and Management expert	Outside director candidate recommendation committee

Corporate governance committee

Evaluation and compensation committee

Corporate sustainability management committee

Outside director candidate recommendation committee

Representative director candidate examination committee

None

Tenure(*) : Tenure as a director

The 14th Board meeting of 2022 (2022.9.6) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Gang-Cheol Lee (Chairperson)	O	The number of Outside Directors should be more than 50% (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Dae-You Kim	O
Hee-Yol Yu	O
Yong-Hun Kim	O
Benjamin Hong	O
Kyung-Lim Yun	X

Excluded Outside Director Hyun-Myung Pyo, Chung-Gu Kang and Eun-Jung Yeo whose tenure ended by the AGM of 2023

•	Outside Director Candidate Recommendation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director					Inside Director
				Chung-Gu Kang	Gang-Cheol Lee	Dae-You Kim	Hyun- Myung Pyo	Eun-Jung Yeo	Jong-Ook Park
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
1st	2022.01.13	Matters related to the composition of the Board of Directors	Resolution on Matters related to the composition of the Board of Directors	For	For	For	For	For	For
2nd	2022.02.15	Selection of Outside Director candidates	Selection of Outside Director candidates	For	For	For	For	For	For

The 9th Board meeting of 2022 (2022.9.16) : Outside Director Candidate Recommendation Committee Chairperson Gang-Cheol Lee and members of Outside Director Candidate Recommendation Committee Dae-You Kim, Hee-Yol Yu, Yong-Hun Kim, Benjamin Hong and Kyung-Lim Yun appointed

Order	Meeting Date	Agenda	Results of discussion	Outside Directors					Inside Directors
				Gang-Cheol Lee	Dae-You Kim	Hee-Yol Yu	Yong-Hun Kim	Benjamin Hong	Kyung-Lim Yun
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
3rd	2022.12.8	Proposal on operating plan of Outside Director Candidate Recommendation Committee	Committee operating plan approved	For	For	For	For	For	For

The 1st Board meeting of 2023 (2023.1.19) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Benjamin Hong (Chairperson)	O	The number of Outside Directors should be more than 50% (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Dae-You Kim	O
Hee-Yol Yu	O
Yong-Hun Kim	O
Kyung-Lim Yun	X

Excluded Outside Director Hyun-Myung Pyo, Chung-Gu Kang and Eun-Jung Yeo whose tenure ended by the AGM of 2023
Outside director Kyung-Lim Yun was absent from the Outside director candidate recommendation committee, which was formed in 2023 to examine and recommend outside director candidates

(5) Expertise of Outside Directors

KT established a dedicated team(corporate governance team) for outside directors to support the board meeting and committee activities. The corporate governance team provides explanatory meetings in advance, if necessary, to make agendas fully considered and information on business issues.

(a) Supportive team for Outside Directors

Department	Number of Staffs	Job Position(years served)	Activity history
BOD Office of the Management Planning Department	9

Office Director 1 (4.9 years of service)

Team leader 2 (2.3 years of service on average)

Director 1 (3.2 years of service on average)

Vice director 2 (5.3 years of service on average)

Manager 3 (3.3 years of service on average)

- Operates Board meetings and Board committees

- Provides Outside directors with preliminary reports on major issues for

- Provides management information

- Provides other information needed for outside directors’ job and supports for their requests.

Years served are counted up to date of disclosure

(b) Education for outside directors

Date	Education provider	Attended outside director	Reasons for absence	Education contents
2022. 03. 10	KT	Hee-Yol Yu Gang-Cheol Lee Dae-You Kim Hyun-Myung Pyo Chung-Gu Kang Chan-Hi Park Tae-Yoon Sung	Health reasons (Replaced with education materials)	Major Technology trends – Review of MWC2022

2022. 03. 24	KT	Yong-Hun Kim Benjamin Hong	—	Introduction of KT Board of Directors, Management plan, Subsidiaries status and management plans, and etc.
2022. 06. 09	KT	All	—	Compliance training(Trends of High Court’s sentences on director role related cases)
2022. 09. 06	Samil PwC	All	—	Internal accounting management system

2. Audit Committee

(1) Personal Information of Members of the Audit Committee (As of December 31, 2022)

Name	Outside Director	Experience	Accounting/ Finance Expert
			Expert	Expertise	Relevant career
Eun-Jung Yeo (Chair)	Yes

- Professor at College of Business, Chung-Ang University(Present)

- Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor(Present)

- Member of Financial subcommittee, Consumer Policy Committee, Fair Trade Commission, Prime Minister’s Office(Present)

- Chairperson of the Financial Innovation Committee of the Korea Securities Associatio(Present)

- Non-executive director of Korea Money and Finance Association(Present)

- Outside Director of Krafton Co., Ltd. (Present)

			Yes	Ph.D. in Finance and accounting	- Qualification : Ph.D. in Economics, University of Michigan - Work Length : Profess at College of Business, Chung-Ang University (2009-Present)

Dae-You Kim	Yes	- Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level) - Vice Chairman, Wonik Investment Partners - Distinguished Professor of Hanyang University - Outside Director, DB Life Insurance Co., Ltd(Present)	—	—	—

Chung-Gu Kang	Yes	- Professor at College of Engineering, Korea University(present) - Member of the National Academy of Engineering of Korea(present) - President at Korea Institute of Communication and Information Sciences - Chair at Consultative Committee for Radio Policy, Ministry of Science and ICT	—	—	—

Yong-Hun Kim	Yes

- Attorney of Law Firm Daeryuk Aju(present)

- Major Chair Professor of Sejong University Law(present)

- Audit committee member of HJ Heavy Industries(present)

- Secretary General of the Constitutional Court

(a) Finance and accounting expert

At the 40th regular shareholders’ meeting on March 31, 2022, Director Kim Yong-hun was newly appointed as an audit committee member. Amongst Audit committee members, Director Eun-Jung Yeo is a finance/accounting expert. Director Eun-Jung Yeo received Ph,D in Economics and has worked from September, 2013 as a professor of School of Business, Chung-Ang University.

Director Eun-Jung Yeo is an expert in corporate finance (CSR, remuneration, governance, behavioral finance), Fintech (payment, virtual currency), financial brokerage (credit information, credit card, banking industry), financial investment business, and capital market, writing a number of papers related to Corporate Finance. She also has been in charge of evaluation and advisory services in accounting and finance related fields, such as in government agencies. Please refer to the following for specific major career and financial accounting-related activities.

•	Qualification and work experience

Begin Year	End Year	Experience	Note
1996	1998	Bachelor’s in Chemical Engineering, Seoul National University	—
2000	2006	Ph.D. in Economics, University of Michigan	Qualified : Master’s degree or higher in finance and accounting related field
2013	Present	Profess at College of Business, Chung-Ang University	Qualified : Worked for a university at least as an assistant professor or higher in accounting or finance for an aggregated period of at least five years

•	Other major work experience

•	2015~present : Evaluator of the Fund Evaluation Team of the Ministry of Strategy and Finance(except for ‘17 and ‘21)

•	2022~present : Asset Management Committee member of Deposit Insurance Corporation Deposit Fund

•	2021~present : Current member of the Ministry of Foreign Affairs’ Disease Eradication Fund

•	2022~present : Member of the Asset Management Committee of the Radioactive Waste Management Fund of the Ministry of Commerce, Industry and Energy

•	2020~present : Director of the Korean Securities Association, Chairman of the Financial Innovation Committee

•	2020~present : Korea Financial Information Society Audit

•	2016~2021 : Seoul Metropolitan Government Financial Planning Deliberation Committee member

•	2020~2021 : Member of the Financial Services Commission’s Financial Industry Competitiveness Evaluation Committee

•	2020~2021 : Director, Korean Finance Association

•	2019~2020 : Vice President of Korea Finance Association

•	2018~2020 : Vice President of Korea Financial Information Society

•	2017-2020 : Member of Financial Developments Council, Financial Services Commission

•	2020~2022 : Chung-Ang University International Management Certification (AACSB) Center Director

•	2019~2020 : Chung-Ang University Graduate School of Business (MBA) Head Professor

•	2017~2019 : Department of Business Administration, Chung-Ang University

•	2015~2016 : Director, Korea Finance Association

•	2015~2016 : Secretary, Korea Securities Association

•	2012~2014 : Financial Services Commission Public Fund Redemption Fund Operation Deliberation Member

•	2012~2014 : Korean Finance Association Finance Research Editor

•	2006~2009 : Research Fellow, Korea Institute of Finance

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Eun-Jung Yeo is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

Outside Director	Tenure*	Consecutive term (number of term)	Reasons for appointment	Recommender	Roles in the Board	Transaction with the Company, Relationship with the largest shareholder and major shareholders
Eun-Jung Yeo	March of 2020 ~ AGM of 2023	—	Finance/Accounting Expert (Article 37 (2) 2 of the Enforcement Decree of the Commercial Act)	Board of Directors	Audit Committee Chairman Related-party transaction committee Representative Director Candidate Evaluation Committee	None
Dae-You Kim	March of 2021 ~ AGM of 2024	Consecutive term (1)	External Cooperation Expert	Board of Directors	Evaluation and Compensation Committee (Chair) Audit committee Representative Director Candidate Evaluation Committee Outside Director Candidate Recommendation Committee	None

Chung-Gu Kang	March of 2020 ~ AGM of 2023	—	ICT Expert	Board of Directors	Chairman of the board Chairman of the Representative Director Candidate Evaluation Committee Corporate Governance Committee Audit committee Related-party transaction committee	None
Yong-Hun Kim	March of 2022 ~ AGM of 2025	—	legal expert	Board of Directors	Audit committee Sustainability Management Committee Representative Director Candidate Evaluation Committee Outside Director Candidate Recommendation Committee	None

(3) Major Activities of the Audit Committee

Order	Date	Agenda	Result of Discussion	Outside Director
				Dae-You Kim	Tae-Yoon Sung	Chung-Gu Kang	Eun-Jung Yeo
				(Attendance: 100%)	(Attendance: 75%)	(Attendance: 100%)	(Attendance: 100%)

1st	2022.02.08	Approval of audit and non-audit services for consolidated company for the Fiscal year 2022	Original proposal approved	for	for	for	for
		2021 audit results and 2022 audit plan report	Original proposal accepted	for	for	for	for
		2022 company-wide compliance promotion plan report	Original proposal accepted	for	for	for	for

2nd	2022.3.3	2021 second half management executive recruitment results report	Original proposal accepted	for	Non- attendance	for	for
		Report on operational condition of the internal accounting management system for 2021	Original proposal accepted	for	Non- attendance	for	for
		Appointment of the chairman of the Compliance Committee	Appointment of chairperson	for	Non- attendance	for	for

3rd	2022.3.8	Report on final audit for fiscal year 2021	Original proposal accepted	for	for	for	for
		Evaluation report on operational status of internal compliance device of the audit committee for 2021	Original proposal approved	for	for	for	for

4th	2022.03.17	Evaluation Opinion on the Operation Status of the Audit Committee’s Internal Monitoring System	Original proposal approved	for	for	for	for
		Research result report on agenda and documents of the annual general meeting of shareholders for the 40th term	Original proposal approved	for	for	for	for
		Audit report of the annual general meeting of shareholders for the 40th term	Original proposal approved	for	for	for	for

After the 40th General Meeting of Shareholders on March 31, 2021

- Outside Director Yong-Hun Kim is appointed as Audit Committee member

Order	Date	Agenda	Result of Discussion	Outside Director
				Eun-Jung Yeo	Dae-You Kim	Chung-Gu Kang	Yong_Hun Kim
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)

5th	2022.03.31	Appointment of the chairman of Audit committee	Chairman appointed	for	for	for	for
		Delegation of authority for prior approval of non-audit service of external auditor	Original proposal approved	for	for	for	for

6th	2022.04.12	Report on US filing consolidated financial statements final audit for the Fiscal year 2021	Original proposal accepted	for	for	for	for
		Report on the status of audit performance by external auditors in fiscal year 2021	Original proposal accepted	for	for	for	for

7th	2022.05.10	Report on financial statements(separate and consolidated) of the 1Q 2022	Original proposal accepted	for	for	for	for

8th	2022.08.9	Report on financial statements(separate and consolidated) of the 1H 2022	Original proposal accepted	for	for	for	for
		Report on final audit for the first half of fiscal year 2022	Original proposal accepted	for	for	for	for
		Report on audit result for the first half of fiscal year 2021 and audit plan for second half of fiscal year 2021	Original proposal accepted	for	for	for	for
		Approval of audit and non-audit services provided by external auditors to the company and consolidated companies	Original proposal approved	for	for	for	for

9th	2022.9.6	Decision on filing of lawsuit against directors requested by minority shareholders	decided not to sue	for	for	for	for

10th	2022.11.8	Report on financial statements(separate and consolidated) of the 3Q 2022	Original proposal accepted	for	for	for	for
		Report on compliance performance in 2022	Original proposal accepted	for	for	for	for
		Audit Committee’s Evaluation Results on Compliance Officer in 2022	Original proposal approved	for	for	for	for

11th	2022.11.15	Approval of audit fees and non-audit service for fiscal year 2023 according to external auditor designation	Original proposal approved	for	for	for	for

(4) Education plan

Though auditors already have sufficient experience and knowledge, KT provides auditors with reports and education programs about related issues such as industry which KT belongs to, change in management environment, legal change and etc..

- Briefing on major change in management environment and compliance issue

- Seminars related with the Audit Committee

- Educational programs or conference

(5) Audit Committee Education status

Date	Education provider	Attended audit member	Reasons for absence	Education contents
2022. 04. 19	Audit Committee Forum	All	—	- Introduction of KSSB disclosure standards - Supervision of ESG disclosure by the Audit Committee

2022.6.9	KT	All	—	Compliance Education (Trends in Supreme Court rulings regarding the role of directors)

2022.7.14	Audit Committee Forum	All	—	- What is the importance of internal control for risk prevention and detection? - Audit Committee considerations for overseeing risk and internal control

2022. 9. 6	Samil Accounting Firm	All	—	Internal accounting management system training

2022. 09. 14	Audit Committee Forum	Eun-Jung Yeo	—	- Global status and implications related to the audit committee’s ESG response - The function and role of governance to secure the effectiveness of ESG management

2022.9.22	Samil Accounting Firm	Eun-Jung Yeo	—	Oversight of subsidiaries by the Audit Committee and consolidated internal accounting management system evaluation

2022.11.30	Audit Committee Forum	Eun-Jung Yeo	—	- Review of the feasibility of the audit committee’s best practices and improvement plans - The role of investigation and reporting by the audit committee based on cases

(6) Supportive team for Audit Committee

Department	Number of Staffs	Job Position(years served)	Activity history
Ethics Management Office	47	Offce Head 1 (3 years of service) Director 2 (3.6 years of service on average) Team leader 8 (3.7 years of service on average) Team members 36 (4.7 years of service on average)

•  Group/company-wide ethical management promotion and organizational soundness and ethics diagnosis/audit

•  Company-wide risk management and compliance status diagnosis and inspection

•  Group/company-wide accounting audit and internal control diagnosis

(7) Matters on Compliance officer

•	Name : Byung-Sam Park

•	Qualification : Passed the 35th Korean judicial examination(1993), Lawyer

•	Education

•	Graduated School of Law, Korea University (1990)

•	Studied in Munich University, Germany (2007~2008)

•	Completed executive course in School of Law, Seoul University (2014)

•	Professional experience

•	Completed the 27th training of the Judicial Research and Training Institute (1998)

•	Judge of Daegu, Incheon, Seoul Central and Seoul Southern District Court (1998~2007)

•	Judge of Seoul High Court (2009~2010)

•	Delegated to Constitutional Court (2010~2012)

•	Judge in charge of warrant at Seoul Central District Court (2012~2013)

•	Vice president, Legal Affair Department of Legal Affair Center, KT Ethics Management Office / Legal Affair 1 Department, Legal Affairs office (2013~2015)

•	Head of KT Legal Affair Office, Corporate Planning Group (2017.12.~2018.11)

•	Head of KT Legal Affair Office (2018.11 ~ Present)

•	Major Activities and results

Items	Date/Period	Contents	Result
Compliance education	On occasion

- Conducting compliance training by department by major position

- Online education including anti-graft/foreign anti-corruption laws for all employees

- Conducting compliance education for group companies and business partners

Nothing significant to report

Compliance Support	On occasion

- Operation of the Compliance Committee (the highest decision-making body related to compliance control) and the Compliance Office

- Operation of ‘Anti-Corruption Code of Conduct’ to comply with the Anti-Corruption Act and FCPA

- 3rd party risk assessment and compliance due diligence

- Conducting legal review of executives and employees’ work and contracts

- Support smooth compliance activities of executives and employees through the compliance platform (Support for autonomous compliance activities such as regular access to compliance control data and inquiry of organizations subject to anti-corruption laws)

- Establishment/support of group compliance system (compliance management consulting for group companies, operation of group compliance support council, etc.)

- Report the plans and results of company-wide compliance activities to the Audit Committee

- Report the results of inspection on compliance with the compliance control standards to the board of directors

Nothing significant to report

Compliance check	On occasion

- Selection of major legal risk areas

- Establishment and implementation of self-inspection plans for each department

- Implementation of actual condition evaluation on self-inspection activity details

- Conduct regular inspections for high-risk areas

- Special inspection on timely potential risk issues

Nothing significant to report

•	Supportive team for the compliance officer

Department	Number of Staffs	Job Position(years served)	Activity history
Compliance Office	18

Team leader 3 (4.7years of service on average)

Director 4 (2.7 year of service)

Senior Manager 7 (5.1 years of service on average)

Manager 1 (1.8 years of service on average)

Lawyer 3 (4.9 years of service on average)

			Support for major activities of compliance officers

3. Matters on Shareholder’s Exercise of Voting Rights

A.	Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

•

Where a general meeting of shareholders of a company is convened to appoint two or more directors, shareholders who hold no less than three percent of the total number of issued and outstanding shares excluding nonvoting shares may request the company to appoint directors based on cumulative voting, except as otherwise provided for by the articles of incorporation.

•

Each shareholder shall have the same number of voting rights per share as directors to be elected, with respect to the resolutions for election of directors, and the voting rights may be exercised based on cumulative voting for one or several candidates for directors

•	Where directors are to be elected by a vote, the directors shall be elected in order of candidates who obtain the most votes.

•	For further information, refer to Commercial Act Article 382-2(Cumulative Voting) and Article 542-7(Special cases concerning Cumulative Voting)

B.	Adoption of the Written Voting System or Electronic Voting

•

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005). The written voting system has been introduced and exercised to protect right of the minority shareholders. To support minority shareholders -exercise voting rights on each agenda with the written vote measure, KT sends voting papers with the AGM notice. Upon receipt of the documents, the shareholder can exercise voting rights by marking for/against on voting paper and mail the documents back to the company before the AGM.

Article 22-2 (Exercise of Voting Rights by Writing)

(1) The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2) In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3) The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

•

To promote convenience of the shareholders to exercise voting rights in accordance with the Commercial Act Article 368-4(Exercise of Voting Rights by Electronic Means), KT adopted electronic voting through the BOD resolution on February 6, 2020.. On the AGM notice, KT will notify that shareholders may exercise vote by electronic means. In accordance with Article 368-4 (4) of the Commercial Act, shareholders may choose either electronic or written method if they exercise their voting rights without attending the general meeting.

4. Equity Investments

Name of Company or Item	Beginning Balance			Increase(Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition(Disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts

KT Linkus Co., Ltd.	3,075,232	87.3	6,738	0	0	0	3,075,232	87.3	6,738	47,734	-614

KT Submarine Co., Ltd. (*1)	8,085,000	39.3	24,370	0	0	0	8,085,000	32.9	24,370	120,255	-12,126

KT Telecop Co., Ltd.	5,765,911	86.8	134,308	0	0	0	5,765,911	86.8	134,308	370,004	4,267

KTCS Corporation (*1)	3,177,426	7.9	6,427	0	0	0	3,177,426	8.4	6,427	307,188	13,171

KTIS Corporation (*1)	10,196,190	31.4	30,633	0	0	0	10,196,190	33.3	30,633	396,208	15,917

KT Skylife Co., Ltd. (*1)	23,908,000	50.3	311,696	0	0	0	23,908,000	50.2	311,696	1,160,146	34,355

KT Service Bukbu Co., Ltd.	476,094	67.3	3,873	0	0	0	476,094	67.3	3,873	74,673	3,227

KT Service Nambu Co., Ltd.	531,127	76.4	10,160	0	0	0	531,127	76.4	10,160	80,450	3,067

KTDS Co., Ltd. (*1)	2,400,000	95.6	19,616	0	0	0	2,400,000	95.6	19,616	307,153	27,596

KT Estate Inc.	15,848,819	100.0	1,084,522	0	0	0	15,848,819	100.0	1,084,522	2,316,857	169,357

SkylifeTV Co., Ltd.	0	0.0	0	0	0	0	0	0.0	0	153,683	2,892

KT GDH Co., Ltd. (KT SB Data service)	7,400,000	100.0	7,544	0	0	0	7,400,000	100.0	7,544	12,059	451

BC card Co., Ltd.	3,059,560	69.5	633,004	0	0	0	3,059,560	69.5	633,004	5,519,461	108,423

H&C Network	8,903	1.0	848	0	0	0	8,903	1.0	848	82,737	992

KT Sat Co., Ltd.	10,000,000	100.0	390,530	0	0	0	10,000,000	100.0	390,530	677,980	28,073

KT Sprorts Co., Ltd.	2,904,000	66.0	14,520	6,095,597	4,791	0	8,999,597	52.6	19,311	28,220	-7,302

KT-Michigan Global Contents Fund	9,420	53.5	0	0	0	0	9,420	53.5	0	2,371	-1,095

KT M mobile Co., Ltd.	40,000,000	100.0	102,237	0	0	0	40,000,000	100.0	102,237	152,114	4,731

KT Music Contents Investment Fund No.2		26.7	4,000	0	0	0	4,000,000,000	26.7	4,000	15,718	735

KT Investment Co., Ltd.	4,000,000	100.0	20,000	0	0	0	4,000,000	100.0	20,000	23,582	2,081

KT Strategic Investment Fund No. 2	79	90.9	2,381	0	0	0	79	90.9	2,381	7,277	844

KT Strategic Investment Fund No. 3	29	86.7	2,947	0	0	0	29	86.7	2,947	8,037	2,050

KT Strategic Investment Fund No. 4	190	95.0	19,000	-23	-2,280	0	167	95.0	16,720	19,203	6,949

KT Strategic Investment Fund No. 5	190	95.0	19,000	0	0	0	190	95.0	19,000	18,176	-1,069

Next connect PFV	73,696,974	100.0	24,250	0	0	0	73,696,974	100.0	24,250	624,734	-3,712

KT Huimangjieum	600,000	78.1	3,000	0	0	0	600,000	69.9	3,000	6,874	474

KT Engineering Co., Ltd. (KT ENGCORE)	1,400,000	59.8	28,000	0	0	0	1,400,000	59.8	28,000	141,463	10,302

Korea Telecom Japan Co., Ltd.	1,671	100.0	0	0	0	0	1,671	100.0	0	1,888	226

East Telecom LLC	0	91.6	23339	0	0	0	0	91.6	23,339	41,782	6,361

KT Hong Kong Telecommunications Co., Ltd.	405,000	100.0	460	0	0	0	405,000	100.0	460	10,505	51

KT Rwanda Networks Ltd	5,100,000	51.0	0	0	0	0	5,100,000	51.0	0	126,721	-27,467

AOS Ltd.	1,530,000	51.0	1,879	0	0	0	1,530,000	51.0	1,879	10,972	1,274

Korea Telecom America, Inc.	4,500	100.0	2,376	0	0	0	4,500	100.0	2,376	5,945	37

KT Alpha Co., Ltd	34,554,525	70.5	130,924	0	0	0	34,554,525	70.5	130,924	406,236	13,115

KT Commerce, Inc.	266,000	19.0	1,782	0	0	0	266,000	19.0	1,782	130,110	5,352

KT M&S Co., Ltd.	47,400,000	100.0	26,764	0	0	0	47,400,000	100.0	26,764	255,310	8,105

Genie Music Corporation (*1)	0	0.0	0	0	0	0	0	0.0	0	309,000	9,810

KT MOS Bukbu Co., Ltd. (*1)	409,991	100.0	6,334	0	0	0	409,991	100.0	6,334	38,684	4,607

KT MOS Nambu Co., Ltd. (*1)	248,515	98.4	4,267	0	0	0	248,515	98.4	4,267	42,011	5,035

Nasmedia Inc. (*1)	4,116,646	44.0	23,051	411,664	0	0	4,528,310	44.0	23,051	375,141	23,968

PlayD Co., Ltd.	3,008,989	23.5	20,000	0	0	0	3,008,989	23.5	20,000	162,643	4,953

Storywiz Co., Ltd.	0	0.0	0	0	0	0	0	0.0	0	34,512	-5,393

kt studiogenie	11,645,086	100.0	283,620	0	0	0	11,645,086	90.9	283,620	666,255	177,223

lolab	2,387,600	80.0	22,008	-6,300	-58	0	2,381,300	79.8	21,950	35,091	-7,985

KT ES Pte. Ltd.	108,000,000	57.6	96,878	0	0	0	108,000,000	57.6	96,878	172,050	-549

kt seezn	0	0.0	0	0	0	0	0	0.0	0	72,098	1,952

KT Strategic Investment Fund No. 6	69	92.0	6,900	92	9,200	0	161	92.0	16,100	17,640	-279

Altimedia Corporation	1,953,125	100.0	22,000	0	0	0	1,953,125	100.0	22,000	44,301	5,934

KTP Services Inc	10,600,000	100.0	253	0	0	0	10,600,000	100.0	253	3,832	-255

CU Industrial Development Co., Ltd.	13,300	19.0	0	0	0	0	13,300	19.0	0	0	0

KIF Investment Fund	100	33.3	115,636	0	0	0	100	33.3	115,636	512,937	7,505

Boston Global Film & Contents Fund L.P	8,696	27.7	0	-8,696	0	0	0	0.0	0	0	0

K-Realty Rental Housing REIT No. 1	5,592,065	30.1	30,000	-5,592,065	-30,000	0	0	0.0	0	0	0

LoginD Co., Ltd.	28,150	20.4	621	0	0	0	28,150	20.4	621	752	-350

KT-DSC creative economy youth start-up investment fund	2,520	17.1	2,520	0	0	0	2,520	17.1	2,520	77,793	-53

Korea Electronic Vehicle Charging Service	240,000	15.0	2,400	64,553	1,039	0	304,553	19.0	3,439	13,558	-235

KT-Smart Factory Investment Fund	5,000	29.4	5,000	0	0	0	5,000	29.4	5,000	15,959	-277

KT Young Entrepreneurs DNA Investment Fund	11,000	45.8	11,000	0	0	0	11,000	45.8	11,000	20,545	-2,620

AI RESEARCH INSTITUTE	600,000	14.3	3,000	0	0	-3,000	600,000	14.3	0	5,935	-3,021

KT-IBKC Future Investment Fund 1	82	43.3	7,150	-35	-2,470	0	47	43.3	4,680	23,778	10,358

Gyeonggi-KT Yoojin Superman Fund	40	26.0	4,000	0	0	0	40	26.0	4,000	17,197	-237

K Bank Inc.	0	0.0	0	0	0	0	0	0.0	0	16,632,144	86,498

Hyundai Robotics Co., Ltd.	888,889	10.0	50,000	0	0	0	888,889	10.0	50,000	415,708	10,904

QTT Global (Group) Company Limited	160,000	25.0	0	0	0	0	160,000	25.0	0	4,346	-206

Virtua Realm Sendirian Berhad	1,960,000	49.0	550	0	0	0	1,960,000	49.0	550	22	-41

kt Early Stage Investment Fund	3,200	40.0	3,200	2,400	2,400	0	5,600	40.0	5,600	13,536	-372

Smart Korea KT Next Venture Fund	2,400	27.3	2,400	3,600	3,600	0	6,000	27.3	6,000	21,527	-487

IBK-KT Emerging Digital Industry Investment Fund	3,000	36.6	3,000	9,000	9,000	0	12,000	34.9	12,000	33,863	-673

KT RUS LLC	0	0.0	0	0	1,532	0	0	100.0	1,532	996	-833

KT DX Vietnam Company Limited	0	0.0	0	0	1,860	0	0	100.0	1,860	1,815	26

KT Cloud Co., Ltd.	0	0.0	0	17,712,048	901,504	0	17,712,048	100.0	901,504	1,348,244	14,744

Megazone Cloud Corporation	0	0.0	0	24,058	130,001	0	24,058	6.7	130,001	875,755	-279,027

TeamFresh Corp	0	0.0	0	7,000	7,158	0	7,000	4.4	7,158	213,405	-88,148

KB Three Telecommunications Companies ESG Fund	0	0.0	0	4,000	4,000	0	4,000	25.0	4,000	15,990	-412

Kiamco Data Center Blind Fund	0	0.0	0	250,000,000	250	0	250,000,000	25.0	250	900	-104

Shinhan EZ General Insurance, Ltd,	0	0.0	0	2,102,896	12,376	0	2,102,896	9.9	12,376	241,096	-5,394

New Media Tech Fund	0	0.0	0	1,200	1,200	0	1,200	20.0	1,200	6,003	-42

SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1,	0	0.0	0	8,700,000,000	8,700	0	8,700,000,000	30.0	8,700	28,668	-341

K-Realty Qualified Private Real Estate Investment Trust No. 1	0	0.0	0	1,500,000,000	1,500	0	1,500,000,000	4.8	1,500	84,888	-390

(*1)	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the equity ratio.

VI. DIRECTORS, SENIOR MANAGEMENT AND

EMPLOYEES

1. Directors

Changes since the preparation date

Inside and outside directors have been changed through the 31, December 2022 as follows.

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office

Inside Directors (1)

Hyeon-Mo Ku	January, 1964	Representative Director and Chief Executive Officer Chairperson of the Management Committee	13	-

		President, Head of Customer Business Group
Kyung-im Yun	June, 1963	Group Transformation Division Head Governance Structure Committee Sustainable Management Committee, Management Committee Outside Director Candidate Recommendation Committee Representative Director Candidate Evaluation Committee	10	-

Outside Directors (1)

Gang-Cheol Lee	May 1947	Senior Secretary to the President for Civil Society Affairs Outside Director Candidate Recommendation Committee	4	-

Dae-You Kim	July, 1951	Senior Secretary to the President for Economic Policy Outside Director Candidate Recommendation Committee	4 44	-

Hee-Yol Yu	January, 1947	the Vice Minister of Science and Technology for the 18th Administration Outside Director Candidate Recommendation Committee	3	-

				-

Hyun Myung Pyo	October 1958	the Representative Director of Lotte Rental Outside Director Candidate Recommendation Committee	2	-

Chung-Gu Kang	December 1962	Chairman of the Board of Directors Professor, School of Electrical Engineering, Korea University	2	-

Eun-Jung Yeo	February 1973	Professor, School of Business, Chung-Ang University Outside Director Candidate Recommendation Committee	1	-

Yong-heon Kim	March 1955	Secretary-General of the Constitutional Court Outside Director Candidate Recommendation Committee	- (9 months)	-

Hong Benjamin	February 1958	CEO of LINA Life Insurance Outside Director Candidate Recommendation Committee	- (9 months)

2. Senior Management (As of December 31, 2021)

Name	Title and Responsibilities	Year of Birth

Kook-Hyun Kang	President, Customer Business Group	1963

Jong-Ook Park	President, Corporate Planning Group	1962

Byung-Sam Park	Senior Executive Vice President, Ethics Office	1966

Chang-Seok Seo	Senior Executive Vice President, Network Group	1967

Jae-Ho Song	Senior Executive Vice President, AI/DX Convergence Business Group	1966

Soo-Jung Shin	Senior Executive Vice President, Enterprise Business Group	1965

Hyun-Yok Sheen	Senior Executive Vice President, Corporate Management Group	1968

Sang-Don Ahn	Senior Executive Vice President, Legal Affairs Office	1962

Jeong-Min Woo	Senior Executive Vice President, IT Group	1964

Bong-Gyun Kim	Executive Vice President, Busan / Gyeongnam Regional Headquarter	1972

Young-Woo Kim	Executive Vice President, Group Management Office	1967

Young-Jin Kim	Executive Vice President, Financial Management Office	1967

Yi-Han Kim	Executive Vice President, Institute of Convergence Technology	1966

Chae-Hee Kim	Executive Vice President, Strategy & Planning Office	1974

Hoon-Bae Kim	Executive Vice President, Media Business Unit	1963

Chang-Yong Ahn	Executive Vice President, Daegu / Gyeongbuk Regional Headquarter	1966

Chi-Yong Ahn	Executive Vice President, Northern Seoul / Gangwon Regional Headquarter	1966

Yul-Mo Yang	Executive Vice President, Public Relations Office	1967

Kyung-Hwa Ok	Executive Vice President, IT Strategy Unit	1968

Kong-Hwan Lee	Executive Vice President, Policy Cooperation Office	1966

Sun-Joo Lee	Executive Vice President, D-TF	1969

Chang-Ho Yi	Executive Vice President, CEO Office	1972

Hyeon-Seuk Lee	Executive Vice President, Chungnam / Chungbuk Regional Headquarter	1966

Jong-Taek Lim	Executive Vice President, External Cooperation Office	1964

Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968

Jung-Soo Jung	Executive Vice President, Southern Seoul/Western Seoul Regional Headquarter	1966

Hoon Cho	Executive Vice President, SCM Strategy Office	1966

Jung-Yong Ji	Executive Vice President, Jeonnam / Jeonbuk Regional Headquarter	1968

Chan-Ki Choi	Executive Vice President, Sales Operating Business Unit	1966

Jun Koh	Senior Vice President, Legal Affairs P-TF	1971

Gang-Bon Koo	Senior Vice President, Customer Business Unit	1972

Jae-Hyung Koo	Senior Vice President, Network Research Technology Unit	1972

O-Ryung Kwon	Senior Vice President, Group Strategic Partnership Office	1969

Hye-Jin Kwon	Senior Vice President, Network Strategy Unit	1971

Hee-Keun Kwon	Senior Vice President, Metropolitan Wholesale Unit	1970

Kwang-Dong Kim	Senior Vice President, Policy Cooperation Department	1970

Moo-Seong Kim	Senior Vice President, ESG Management & Implementation office	1972

Byung-Kyun Kim	Senior Vice President, Device Business Unit	1968

Bong-Ki Kim	Senior Vice President, Convergence Laboratory	1968

Sang-Kyoon Kim	Senior Vice President, Management Support Office	1970

Seong-Il Kim	Senior Vice President, Chungnam / Chungbuk Network O&M Headquarter	1966

Young-Sool Kim	Senior Vice President, External Cooperation P-TF	1967

Young-Sik Kim	Senior Vice President, DX Platform Business Unit	1972

Young-In Kim	Senior Vice President, Southern Seoul / Western Seoul Network O&M Headquarter	1968

Jae-Kwon Kim	Senior Vice President, Biz Customer Business Unit	1968

Jun-Ho Kim	Senior Vice President, Public/Finance Customer Business Unit	1965

Jin-Chul Kim	Senior Vice President, Jeonnam / Jeonbuk Customer Sales Headquarter	1967

Gil-Hyun Ryu	Senior Vice President, On External Training	1968

Pyeong Ryu	Senior Vice President, Jeonnam / Jeonbuk Enterprise Customer Sales Headquarter	1966

Sang-Ryong Moon	Senior Vice President, IT Consulting Unit	1967

Sung-Uk Moon	Senior Vice President, Global Business Office	1972

Young-Il Moon	Senior Vice President, Information Security Unit	1966

Hye-Byung Min	Senior Vice President, Enterprise Service DX Unit	1969

Sun-Ha Park	Senior Vice President, Fieldwork Supporting Unit	1965

Yong-Man Park	Senior Vice President	1965

Jeong-Jun Park	Senior Vice President, Enterprise Customer Business Unit	1967

Jung-Ho Park	Senior Vice President, Customer DX Business Unit	1970

Jong-Ho Park	Senior Vice President, Network Control Unit	1964

Hyo-Il Park	Senior Vice President, Customer Experience Innovation Unit	1970

Soon-Min Bae	Senior Vice President, AI2XL Laboratory	1980

Seung-Yun Paik	Senior Vice President, Strategic Investment Office	1970

Ki-Hong Seo	Senior Vice President, Daegu / Gyeongbuk Enterprise Customer Sales Headquarter	1967

Young-Soo Seo	Senior Vice President, Network O&M Unit	1968

Jeong-Hyun Seo	Senior Vice President, Legal Affairs Department 3	1971

Won-Je Sung	Senior Vice President, Southern Seoul Enterprise Customer Sales Headquarter	1972

Hoon-Joo Shin	Senior Vice President, Corporate Image Strategy P-TF	1971

Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973

Jae-Min Eom	Senior Vice President, Busan / Gyeongnam Customer Sales Headquarter	1965

Tae-Sung Oh	Senior Vice President, On External Training	1968

Hun-Yong Oh	Senior Vice President, Enterprise Business Consulting & Implementation Unit 2	1966

Heung-Jae Won	Senior Vice President, Western Seoul Customer Sales Headquarter	1967

Yong-Kyu Yoo	Senior Vice President, Enterprise Business Strategy Unit	1971

Chang-Kyu Yoo	Senior Vice President, Northern Seoul / Gangwon Enterprise Customer Sales Headquarter	1966

Kyeong-Mo Youn	Senior Vice President, SCM Strategy Department	1969

Jin-Hyoun Youn	Senior Vice President, Media R&D P-TF	1968

Mi-Hee Lee	Senior Vice President, C-level Consulting Unit	1970

Sang-Il Lee	Senior Vice President, Northern Seoul / Gangwon Network O&M Headquarter	1964

Sang-Ho Lee	Senior Vice President, AI Robot Business Unit	1975

Seong-Hwan Yi	Senior Vice President, Western Seoul Network O&M Headquarter	1968

Young-Jun Lee	Senior Vice President, Chungnam / Chungbuk Enterprise Customer Sales Headquarter	1968

Young-Jin Lee	Senior Vice President, Group Human Resources Office	1972

Yong-Gyoo Lee	Senior Vice President, Busan / Gyeongnam Network O&M Headquarter	1965

Jong-Sik Lee	Senior Vice President, Infra DX Laboratory	1972

Seung-Hyouk Yim	Senior Vice President, Digital & Bio Health Business Unit	1970

Jang-Mi Lim	Senior Vice President, Industry Biz 2 P-TF	1966

Dae-Jin Jang	Senior Vice President, C-TF	1971

Kil-Sung Jung	Senior Vice President, Corporate Strategy Department	1974

Jae-Wook Jeong	Senior Vice President, CEO Office team 1	1972

Seong-Eun Cho	Senior Vice President, S/W Development Unit	1971

Young-Sim Jin	Senior Vice President, Group HR Development Academy	1972

Kang-Rim Choi	Senior Vice President, AI Mobility Business Unit	1974

Sung-Wook Choi	Senior Vice President, Daegu / Gyeongbuk Customer Sales Headquarter	1965

Si-Hwan Choi	Senior Vice President, Eastern Seoul Customer Sales Headquarter	1967

Joon-Ki Choi	Senior Vice President, AI / Big Data Business Unit	1974

Ja-Kyung Hahn	Senior Vice President, Industry Biz 1 P-TF	1971

Suk-Zoon Huh	Senior Vice President, Institute of Economic & Business Research	1967

Tae-Jun Heo	Senior Vice President, Enterprise Business Consulting & Implementation Unit	1970

Sung-Pil Hong	Senior Vice President, Group Real Estate Unit	1965

3. Current Status of Employees

(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Non- affiliated workers
	General	Other	Total
Total	19,823	721	20,544	22.0	2,019,661	103	160
•	Number of employees as of December 31, 2022.
•	Average years in continuous services was calculated based on workers excluding fixed-term workers.
•	Total Payroll and Average payroll per person are the amount of earned income under the income tax law of regular and unregistered executives.

4. Remuneration to Executive Officers

A. Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

	(Unit: Won million)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
2 Inside Directors	2,994	5,800	1,497
8 Outside Directors	786		98

•	The total amount paid and the average amount paid per person includes severance pay for former CEO and former inside directors following the Severance Pay Regulation for Executives.

B. Standards for payment of remuneration for directors and auditors

(1) Standards for payment of remuneration for CEO and Inside Directors

(a) Earned income

Earned income consists of salary(base and position pay), bonus(short-term and long-term bonus), and other income.

•

Base pay : The amount determined by the board of directors’ resolution and the contract for delegation of management officers shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Position pay : The amount determined by the board’s resolution and the contract for delegation of executive officers according to the importance of the position he performs shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Short-term bonus : Short-term bonuses are paid after the resolution of the board of directors, reflecting the results of the evaluation of the annual target. The measurement index consisting of sales, operating profit, etc. and the non-measuring index for the major matters of the year are collected and paid within the range of 0-180% of the base salary.

•

Long-term bonus : It can be paid up to 0-180% of the base salary according to the management contract and the delegated contract, and it is paid in shares with limited transfer. (Payment based on TSR and Group EBITDA achievement)

•	The long-term performance bonus in 2020 has been changed to be paid within the range of 0~140% of the base salary.

•	Other income : Payment of medical examination expenses, medical expenses, etc. in accordance with the standards for executive benefits.

(b) Retirement income

Retirement income is determined by the average monthly wage and number of years of service. The CEO shall pay five times the average monthly wage multiplied by the number of years of service, and the Inside director shall pay three times the amount.

(2).Standards for payment of remuneration for Outside Directors

•	The monthly fixed amount : It shall be paid on the company’s remuneration payment date at the same level every month as determined by the board of directors.

•

Attendance expenses : Attendance expenses are calculated based on the amount determined by the board of directors’ resolution. This will be settled according to the number of meetings of the board of directors and committees and paid on the next month’s remuneration payment date.

•

Stock compensation : In accordance with the resolution of the board of directors, stock compensation shall be paid in the following year with a transfer restriction shares of 20 million won per person.

•	Other income : Payment of medical examination expenses, etc. in accordance with the standards for supporting outside directors

C. Executives and employees with a remuneration of 500 million won or more

	(Unit: Won million)
Name	Position	Total Amount Paid
Hyeon-Mo Ku	Chief Executive Officer	1,561
Jong-Ook Park	Former Inside Director	1,114
Kook-hyun Kang	Former Inside Director	1,107
Kyung-lim Yun	Inside Director	570

•	The total amount paid includes severance pay for former CEO and former inside directors following the Severance Pay Regulation for Executives.
•	Tenure expired directors on 31st March 2022: Kook-hyun Kang, Jong-Ook Park
•	Newly elected director on 31st March 2022 : Kyung-lim Yun

Name	Type		Total Amount Paid (KRW million)	Note

Hyeon-Mo Ku	Earned income	Salary	556	Based on the resolution of the board of directors, the total base pay was 356 million won, with 30 million won being paid out evenly each month. Based on the resolution of the board of directors, the position level will be set at 200 million won in total and 17 million won will be paid on a monthly basis.
		Incentives	973

The incentives has been decided by evaluating revenue and operating profits of the previous year as the quantitative indicators and considering the business competitiveness and the status as the qualitative indicators comprehensively.
The short-term incentives can be 0~180% of the base pay and long-term performance pay is a comprehensive evaluation of total shareholder return, group EBITDA achievement, and group sales achievement can be paid within the range of 0~140% of the base pay.

In accordance with the resolution of the board of directors, the performance bonus of the previous year was comprehensively evaluated and bonus of
KRW 973 million was paid.

* 973 million won includes the amount calculated based on the number of stocks awarded as a long-term incentive and the stock price at the time of calculation.

		Stock option	—	—

		Fringe benefits	32	Including medical expenses, health checkup costs

	Retirement income		—	—

	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note

Jong-Ook Park	Earned income	Salary	440	Based on the resolution of the board of directors, the total base pay was 303 million won, with 25 million won being paid out evenly each month. Based on the resolution of the board of directors, the position level will be set at 160 million won in total and 13 million won will be paid on a monthly basis.

		Incentives	650

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-
term incentives can be 0~140% of the base pay and long-term performance pay is a comprehensive evaluation of total shareholder return, group EBITDA achievement, and group sales achievement can be paid within the range of
0~95% of the base pay.

-  In accordance with the resolution of the board of directors, the performance of the previous year was comprehensively evaluated and a performance bonus of KRW 650 million was paid.

* 650 million won includes the amount calculated based on the number of stocks awarded as a long-term incentive and the stock price at the time of calculation.

		Stock option	—	—

		Fringe benefits	24	Including medical expenses, health checkup costs

	Retirement income		—	—

	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note

Kook-hyun Kang	Earned income	Salary	440	Based on the resolution of the board of directors, the total base pay was 303 million won, with 25 million won being paid out evenly each month. Based on the resolution of the board of directors, the position level will be set at 160 million won in total and 13 million won will be paid on a monthly basis.
		Incentives	639

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-
term incentives can be 0~140% of the base pay and the long-term incentives can be 0~95% of the base pay. - In accordance with the resolution of the board of directors, the performance of the previous year was comprehensively evaluated and a performance bonus of KRW 639 million was paid.

* 639 million won includes the amount calculated based on the number of stocks awarded as a long-term incentive and the stock price at the time of calculation.

		Stock option	—	—

		Fringe benefits	28	Including medical expenses, health checkup costs

	Retirement income		—	—

	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note

Kyung-lim Yun	Earned income	Salary	460	Based on the resolution of the board of directors, the total base pay was 300 million won, with 25 million won being paid out evenly each month. Based on the resolution of the board of directors, the position level will be set at 160 million won in total and 13 million won will be paid on a monthly basis.
Incentives	85	Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. It includes quantitative indicators such as sales and operating profit, as well as non-quantitative indicators related to major events of the year. The bonus amount can range from 0% to 140% of the base salary, depending on the
				overall performance evaluation.
		Stock option	—	—

		Fringe benefits	25	Including medical expenses, health checkup costs

	Retirement income		—	—

	Others		—	—

D. Grant and Exercise of Stock Option

* Not applicable as of December 31, 2022.